Exhibit 99.1

[***] Certain information in this document has been omitted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

TRANSACTION AGREEMENT

among

IRONWOOD PHARMACEUTICALS, INC.

and

VECTIVBIO HOLDING AG

Dated as of May 21, 2023

i

TABLE OF CONTENTS

(Continued)

TABLE OF CONTENTS

(Continued)

Exhibit A	Offer Conditions

Exhibit B	Form of Support Agreement

INDEX OF DEFINED TERMS

Definition	Location
Acceptable Confidentiality Agreement	Section 4.3(b)
Acceptance Time	Section 1.1(c)
Acquisition Proposal	Section 4.3(i)(i)
Action	Section 2.10
Adverse Recommendation Change	Section 4.3(c)
Affiliate Transaction	Section 2.26
Agreement	Preamble
Alternative Acquisition Agreement	Section 4.3(c)
Annual Company Shareholder Approval	Section 6.3(c)
Annual Company Shareholder Meeting	Section 6.3(d)
Anti-Corruption Laws	Section 2.22(i)
Code	Section 1.5(h), Section 1.7
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 2.4(b)
Company Disclosure Letter	Article II
Company Permits	Section 2.22(a)
Company Restricted Share	Section 1.5(b)
Company RSU Award	Section 1.5(c)
Company SEC Documents	Section 2.6(a)
Company Stock Option	Section 1.5(a)
Company Systems	Section 2.19(j)
Confidentiality Agreement	Section 4.4
Continuing Employee	Section 4.14(a)
Contract	Section 2.5(a)
Data Partners	Section 2.23(a)
DOJ	Section 4.5(b)
EMA	Section 4.8(b)
Environment	Section 2.14(b)(i)
Environmental Law	Section 2.14(b)(ii)
Exchange Act	Section 1.1(a)
Excluded Shares	Section 1.1(a)
Expiration Date	Section 1.1(b)
FLSA	Section 2.13(a)
Foreign Antitrust Laws	Section 2.5(b)
Forward-Looking Statements	Article II
Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities	Section 2.22(d)
FTC	Section 4.5(b)
Governmental Entity	Section 2.5(b)
Hazardous Materials	Section 2.14(b)(iii)
HSR Act	Section 2.5(b)
HSR Condition	Exhibit A
IFRS	Section 2.6(b)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
IRS	Section 1.7
Law	Section 2.5(a)
Leased Real Property	Section 2.18(c)
Liens	Section 2.2(a)
Material Contract	Section 2.16(a)(xviii)
Measurement Date	Section 2.2(a)
Merger	Recitals
Merger Sub	Recitals
Minimum Condition	Exhibit A
Nasdaq	Section 1.1(b)
Nasdaq Rules	Recitals
Non-Required Remedy	Section 4.5(e)
Non-U.S. Benefit Plan	Section 2.12(c)(xi)
Offer	Recitals
Offer Conditions	Section 1.1(a)
Offer Documents	Section 1.2
Offer Price	Recitals
Offer to Purchase	Section 1.2
Option Consideration	Section 1.5(a)
Outside Date	Section 1.1(b)
Parent	Preamble
Parent Disclosure Letter	Article III
Parent Material Adverse Effect	Section 3.1
Paying Agent	Section 1.6(a)
Payment Fund	Section 1.6(a)
Permits	Section 2.11
Permitted Liens	Section 2.18(a)
Privacy Policies	Section 2.23(a)
Privacy Requirements	Section 2.23(a)
Related Party	Section 2.26
Release	Section 2.14(b)(iv)
Representatives	Section 4.3(a)
Restraint	Section 5.1(b)(ii)
Reverse Termination Fee	Section 5.3(e)(ii)
Risk Factors	Article II
RSU Consideration	Section 1.5(c)
Sarbanes-Oxley Act	Section 2.6(a)
Schedule 14D-9	Section 1.3(b)
Schedule TO	Section 1.2
SEC	Section 1.1(b)
Securities Act	Section 2.5(b)
Security Incident	Section 2.23(e)

v

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Shareholder Approval Invitation	Section 4.1(a)
Shareholder List Date	Section 1.3(c)
Shares	Recitals
Superior Proposal	Section 4.3(i)(ii)
Support Agreement	Recitals
Takeover Laws	Section 2.20
Termination Fee	Section 5.3(b)(iii)
Top Suppliers	Section 2.27
Warrant Consideration	Section 1.5(d)
Withholding Agent	Section 1.7

TRANSACTION AGREEMENT

TRANSACTION AGREEMENT (this “Agreement”), dated as of May 21, 2023, by and among Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and VectivBio Holding AG, a corporation limited by shares organized under the laws of Switzerland (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement, Parent has agreed to commence a cash tender offer (the “Offer”) to purchase all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share, of the Company (the “Shares”) at a price per Share of $17.00 net (but subject to deduction for any applicable withholding Taxes in accordance with Section 1.7) to the shareholders of the Company in cash (such amount or any greater amount per Share as may be paid pursuant to the Offer, the “Offer Price”), on the terms and subject to the conditions set forth herein;

WHEREAS, the Company acknowledges that, following the completion of the Offer and provided that at such time Parent directly or indirectly has acquired or controls at least 90% of the then outstanding Shares (excluding Shares held by the Company or any of its Subsidiaries), Parent intends that, in accordance with the laws of Switzerland and a merger agreement between Ironwood Pharmaceuticals GmbH, a limited liability company organized under the laws of Switzerland and a Subsidiary of Parent (“Merger Sub”), and the Company, Merger Sub and the Company will consummate a statutory squeeze-out merger pursuant to which the Company will be merged with Merger Sub, and Merger Sub will continue as the surviving entity of the Merger, and each Share (other than any Excluded Shares) that is not validly tendered and accepted pursuant to the Offer or acquired by Parent after the Acceptance Time will thereupon be cancelled and converted into the right to receive the Offer Price (the “Merger”);

WHEREAS, the Board of Directors of Parent has approved this Agreement and declared it advisable for Parent to enter into this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the terms of this Agreement, the Offer and the other transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement and any future agreements implementing the provisions of this Agreement and to effect the Articles Amendment, the Board Modification, and, subject to the occurrence of the Acceptance Time and satisfaction of the applicable requirements under the listing rules of the Nasdaq Stock Market, LLC (the “Nasdaq Rules”), the Delisting (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Offer, and (iii) resolved and agreed to recommend that the Company’s shareholders approve and adopt the Articles Amendment, the Board Modification, and, subject to the occurrence of the Acceptance Time and satisfaction of the applicable requirements under the Nasdaq Rules, the Delisting, and accept the Offer and tender their Shares pursuant thereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain shareholders of the Company are each entering into an agreement (the “Support Agreement”), substantially in the form attached hereto as Exhibit B, pursuant to which each such Person has agreed, among other things, to tender the Shares held by such Person in the Offer; and

WHEREAS, Parent and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and also to prescribe certain conditions to the Offer as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent and the Company hereby agree as follows:

ARTICLE I.

THE OFFER

Section 1.1 The Offer.

(a) Provided that: (x) this Agreement shall not have been terminated in accordance with Article V and (y) the Company shall have complied with its obligations under Section 1.3, as promptly as reasonably practicable, and in any event within 10 days of the date of this Agreement, Parent shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”)) the Offer. The obligations of Parent to accept for payment and pay for any Shares tendered pursuant to the Offer shall be subject to the terms and conditions of this Agreement, including (i) the satisfaction of the Minimum Condition (as defined in 0 hereto) and (ii) the satisfaction or waiver by Parent of each of the other conditions set forth in 0 hereto (together with the Minimum Condition, the “Offer Conditions”). Parent expressly reserves the right to (A) increase the Offer Price, (B) waive any Offer Condition (other than the Minimum Condition, if the validly tendered and not withdrawn number of Shares, together with the Shares, if any, then owned by Parent or any of its Subsidiaries, would represent at least one Share less than 66.67% of the number of Shares issued and outstanding, or the Antitrust Condition) or (C) modify any of the other terms or conditions of the Offer not inconsistent with the terms of this Agreement, except that, without the consent of the Company, Parent shall not (1) reduce the Offer Price, (2) change the form of consideration payable in the Offer (other than by adding cash consideration), (3) reduce the number of Shares sought in the Offer or (4) add to the Offer Conditions, (5) amend or modify any of the Offer Conditions in a manner that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of Parent to consummate the Offer, or (6) change or waive the Minimum Condition, if the validly tendered and not withdrawn number of Shares, together with the Shares, if any, then owned by Parent or any of its Subsidiaries, would represent at least one Share less than 66.67% of the number of Shares issued and outstanding, or the Antitrust Condition, (7) extend or otherwise change the Expiration Date in a manner other than as required or permitted by Section 1.1(b) of this Agreement or (8) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. For the avoidance of doubt, the Company will procure that no Share held in the treasury of the Company or any of its Subsidiaries immediately prior to the Acceptance Time (collectively, “Excluded Shares”) will be tendered pursuant to the Offer.

(b) The Offer shall expire at one minute after 11:59 p.m. Eastern Time on the date that is 20 Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the commencement of the Offer, unless otherwise agreed to in writing by Parent and the Company (such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the parties’ respective termination rights under Section 5.1: (i) if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, Parent may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to 10 Business Days per extension, to permit such Offer Condition to be satisfied; (ii) Parent shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof or the rules of the Nasdaq Global Market (“Nasdaq”) applicable to the Offer; and (iii) if, at the then-scheduled expiration time of the Offer, the Company brings or shall have brought any action in accordance with Section 6.10 to enforce specifically the performance of the terms and provisions of this Agreement by Parent, the Expiration Date shall be extended (x) for the period during which such action is pending or (y) by such other time period established by the court presiding over such action, as the case may be; provided, however, that in no event shall Parent be required to extend the Offer beyond the earliest to occur of (x) the valid termination of this Agreement in compliance with Article V, and (y) the first day immediately following October 31, 2023 (the “Outside Date”).

(c) Subject to the terms and conditions of this Agreement, including the satisfaction or waiver of all of the Offer Conditions, Parent will irrevocably accept for payment (the time of such acceptance, the “Acceptance Time”) and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Date in accordance with Section 1.6(a), provided, that with respect to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Parent shall be under no obligation to make any payment for such Shares unless and until such Shares are delivered in settlement or satisfaction of such guarantee. Without limiting the generality of the foregoing, Parent shall provide on a timely basis the funds that are necessary to pay for any and all Shares that Parent becomes obligated to purchase pursuant to the Offer and this Agreement. For the avoidance of doubt, Parent shall not accept for payment or pay for any Shares if, as a result, Parent would acquire less than the number of Shares necessary to satisfy the Minimum Condition. The Offer Price payable in respect of each Share validly tendered and not withdrawn pursuant to the Offer shall be paid, without interest, net to the holder thereof in cash, subject to any withholding Taxes payable in respect thereof pursuant to applicable Law and Section 1.7. Subject to the Company Shareholder Approval, the Company shall register Parent, or if Shares are held by a nominee, such nominee in the share register of the Company as shareholder with voting rights with respect to any Shares irrevocably accepted for payment effective as soon as reasonably practicable after the Acceptance Time; provided that Parent shall have paid for such Shares concurrently with the transfer of such Shares.

(d) Notwithstanding anything in this Agreement to the contrary, if, at any time occurring on or after the date hereof and prior to the Acceptance Time, any change in the outstanding equity interests of the Company shall occur as a result of any reorganization, reclassification, recapitalization, stock split (including a reverse stock split), subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or other distribution of securities convertible into Shares) with a record date during such period, the Offer Price will be equitably adjusted to reflect such change and provide the holders of each Share the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 1.1(d) shall be construed to permit the Company to take any such action without the consent of Parent if required under Section 4.2.

Section 1.2 Offer Documents. As promptly as reasonably practicable on the date of commencement of the Offer, Parent shall (a) file a Schedule TO (together with all exhibits, amendments and supplements thereto, the “Schedule TO”) with respect to the Offer, which shall contain or shall incorporate by reference an offer to purchase (the “Offer to Purchase”) and forms of the related letter of transmittal and form of summary advertisement (the Schedule TO, the Offer to Purchase and such other documents, together with all exhibits, amendments and supplements thereto, the “Offer Documents”), (b) cause the Offer Documents to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities Laws, (c) deliver a copy of the Offer Documents to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act and (d) give telephonic notice to Nasdaq of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Offer Documents to Nasdaq in accordance with Rule 14d-3(a) promulgated under the Exchange Act. The Company shall promptly supply Parent in writing, for inclusion in the Offer Documents, all information concerning the Company required under the Exchange Act to be included in the Offer Documents. Parent agrees that it shall cause the Offer Documents filed by Parent with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable legal requirements. Each of Parent and the Company agrees to promptly correct (i) any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and (ii) any material omissions therefrom, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities Law, the SEC or its staff or Nasdaq. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents and any amendments thereto prior to the filing thereof with the SEC and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel. Parent shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments. In addition, Parent agrees to provide the Company and its counsel any comments, whether written or oral, that Parent may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, and any written or oral responses thereto. The Company and its counsel shall be given a reasonable opportunity to review and comment upon such responses and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel.

Section 1.3 Company Actions.

(a) The Company hereby consents to the Offer and to the inclusion in the Offer Documents of the Company Board Recommendation.

(b) As promptly as reasonably practicable on the date of filing by Parent of the Offer Documents, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (such Schedule 14D-9, together with all exhibits, amendments and supplements thereto, the “Schedule 14D-9”), which shall contain the Company Board Recommendation. The Company shall cause the Schedule 14D-9 to (i) include as an exhibit an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder and (ii) comply as to form in all material respects with the requirements of applicable Law. If requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the Company shareholders together with the Offer Documents. The Company shall cause the Schedule 14D-9 to be disseminated to the holders of Shares, as and to the extent required by applicable federal securities Law. Each of the Company and Parent agrees to (x) promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect and (y) correct material omissions therefrom, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case, as and to the extent required by applicable federal securities Law, the SEC or its staff or Nasdaq. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent and its counsel. In addition, the Company agrees to provide Parent and its counsel any comments, whether written or oral, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, and any written or oral responses thereto. Parent and its counsel shall be given a reasonable opportunity to review and comment upon such responses and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent and its counsel.

(c) In connection with the Offer, the Company shall cause its transfer agent to promptly (and in any event within five (5) Business Days following the date hereof) furnish Parent with mailing labels, security position listings, any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the record holders of Shares as of the most recent practicable date and shall furnish Parent with such additional available information (including, but not limited to, periodic updates of such information) and such other assistance as Parent or its agents or representatives may reasonably request in communicating the Offer to the record and beneficial holders of Shares. The date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, the “Shareholder List Date”. Parent and its agents shall hold in confidence the information contained in any such labels, lists and files, shall use such information only in connection with the Offer, and, if this Agreement shall be terminated, shall promptly deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

Section 1.4 Director Designations.

(a) Parent shall be entitled to nominate the individuals to be proposed by the Company Board pursuant to the Board Modification for conditional election at the Company Shareholder Meeting as members of the Company Board and/or the Compensation Committee of the Company Board with effect as of the Acceptance Time. At Parent’s request, the Company shall (i) seek and accept resignations of incumbent directors effective as of the Acceptance Time and (ii) have such changes registered with the Registrar as promptly as reasonably practicable following the Acceptance Time.

(b) The Company’s obligations to propose and recommend the Board Modification pursuant to this Agreement shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder and Swiss Law, as applicable. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and directors, as Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require in order to fulfill its obligations under this Section 1.4 and Section 4.1, so long as Parent has timely provided to the Company in writing any information with respect to itself and its nominees required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder and under Swiss Law. Parent shall promptly supply to the Company in writing and shall be solely responsible for the accuracy and completeness of, all such information.

Section 1.5 Treatment of Company Equity Awards; Warrants.

(a) At the Acceptance Time, each option to purchase Shares (each, a “Company Stock Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Acceptance Time shall be cancelled and, in exchange therefor, Parent shall pay to each former holder of any such cancelled Company Stock Option promptly following the Acceptance Time an amount in cash (without interest, and subject to deduction for any applicable withholding Taxes) equal to the product, rounded down to the nearest cent, of (i) the excess, if any, of the Offer Price over the exercise price per Share of such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option (the “Option Consideration”); provided, that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Offer Price, such Company Stock Option shall be automatically cancelled for no consideration and shall have no further force or effect.

(b) The Company Board shall take all actions necessary to provide that, subject to the occurrence of the Acceptance Time, each Share subject to a repurchase option of the Company (each, a “Company Restricted Share”) that is outstanding immediately prior to the Acceptance Time (i) shall automatically become fully vested in accordance with the terms of the applicable Company Restricted Share Purchase Agreement, (ii) shall be treated as fully vested five (5) Business Days prior to the Acceptance Time by lifting any applicable transfer restrictions and removing any restrictive legends only for purposes of enabling each holder of Company Restricted Shares to tender such Company Restricted Shares in the Offer, (iii) shall be subject to an obligation of such holder to tender (and not withdraw) in the Offer, and (iv) shall be treated the same as all other Shares in accordance with Section 1.1 (including prompt payment without any escrow mechanics, and further including subject to deduction for any applicable withholding Taxes).

(c) At the Acceptance Time, each restricted share unit that corresponds with a Share that vests based solely on the passage of time (each, a “Company RSU Award”) that is outstanding immediately prior to the Acceptance Time shall automatically become fully vested and shall be cancelled and, in exchange therefor, Parent shall pay to each former holder of any such cancelled Company RSU Award an amount in cash (without interest, and subject to deduction for any applicable withholding Taxes) equal to the product, rounded down to the nearest cent, of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU Award as of immediately prior to the Acceptance Time (the “RSU Consideration”) promptly after the Acceptance Time.

(d) At the Acceptance Time, each Company Warrant that is outstanding immediately prior to the Acceptance Time, shall be cancelled and, in exchange therefor, Parent shall pay to each former holder of any such cancelled Company Warrant an amount in cash (without interest, and subject to deduction for any applicable withholding Taxes) equal (x) the product, rounded down to the nearest cent, of (i) the Offer Price and (ii) the number of Shares subject to such Company Warrant as of immediately prior to the Acceptance Time minus (y) the aggregate exercise price of all of the Shares subject to the Company Warrants (the “Warrant Consideration”) promptly after the Acceptance Time and simultaneously with payment of the Offer Price.

(e) Prior to the Acceptance Time, the Company Board (or, if appropriate, any committee administering the Company ESPP) shall adopt such resolutions and take all actions necessary pursuant to the terms of the Company ESPP to provide that no new offering period will be commenced following the date of this Agreement under the Company ESPP.

(f) Prior to the Acceptance Time, the Company shall deliver all required notices (which notices shall have been approved by Parent, in its reasonable discretion, not to be unreasonably withheld or delayed) to each holder of Company Equity Awards setting forth each holder’s rights pursuant to the respective Company Stock Plan or Company Restricted Share Purchase Agreement, stating that such Company Equity Awards shall be treated in the manner set forth in this Section 1.5.

(g) The Company shall take all actions necessary to ensure that, subject to the occurrence of, and effective as of, the Acceptance Time (or, with respect to Company Restricted Shares and the Company Restricted Share Purchase Agreement, the settlement of the Offer), (i) the Company Stock Plans and the Company ESPP shall terminate and (ii) no holder of a Company Equity Award or any participant in any Company Stock Plan or any other employee incentive or benefit plan, program or arrangement or any non-employee director compensation plan, program or arrangement maintained by the Company shall have any rights to acquire, or other rights in respect of, shares of the Company or any of its Subsidiaries, except the right to receive the payment contemplated by this Section 1.5(a) in cancellation and settlement thereof.

(h) Notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Company RSU Award that, immediately prior to such cancellation, constitutes “nonqualified deferred compensation” subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) shall be made on the applicable settlement date for such Company RSU Award if required in order to comply with Section 409A of the Code.

(i) Promptly following the Acceptance Time, Parent shall cause the Paying Agent to pay the Company an amount equal to all payments required to be made to former holders of Company Equity Awards pursuant to this Section 1.5 (without yet giving effect to Section 1.7 hereof). Subject to Section 1.7, Parent shall cause the Company to make all payments to former holders of Company Equity Awards required under this Section 1.5 as promptly as practicable following the Acceptance Time and all such payments (other than with respect to any director, consultant or independent contractor) shall be paid through the payroll system or payroll provided of the Company or its applicable affiliate.

(j) Prior to the Acceptance Time, the Company Board (or an applicable committee thereof) shall adopt such resolutions as are necessary to authorize treatment of the Company Equity Awards in accordance with this Section 1.5.

Section 1.6 Exchange and Payment.

(a) Prior to the Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) to act as agent for the holders of Shares to receive the Offer Price pursuant to Section 1.1(c). At or prior to the Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, cash sufficient to make payment of the Offer Price payable pursuant to Section 1.1(c), the Option Consideration, the RSU Consideration and the Warrant Consideration (such amount paid to the Paying Agent in accordance with the foregoing, the “Payment Fund”). The Payment Fund shall not be used for any other purpose except as otherwise provided in this Agreement.

(b) Prior to the Acceptance Time, Parent and the Company shall use their commercially reasonable efforts to agree on the calculation of cash amounts of all of the Offer Price, Option Consideration, RSU Consideration and Warrant Consideration in accordance with the terms hereof, including as it relates to any applicable withholding amounts. Company agrees to make the relevant calculations and related back-up available to Parent, as reasonably requested by Parent and as required for compliance with (a) hereto. Notwithstanding the foregoing, nothing in this (b) shall limit any Person’s (including Parent’s or the Paying Agent’s) withholding rights under Section 1.7 with respect to the cash amounts deposited pursuant to this (b).

(c) The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(d) None of Parent, the Company (and its successor), the Paying Agent or any other Person shall be liable to any Person in respect of any portion of the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Payment Fund remaining unclaimed by holders at such time at which such amounts would otherwise escheat to or become the property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Company (or its successor), free and clear of all claims or interest of any Person previously entitled thereto.

Section 1.7 Withholding Rights. Parent, the Company (or its successor), the Paying Agent and any other applicable withholding agent (each, a “Withholding Agent”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any amount otherwise payable to any Person pursuant to this Agreement, such amounts as the applicable Withholding Agent is required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local Swiss or other foreign tax Law. Prior to making any such Tax deductions or withholdings, the Withholding Agent shall provide a reasonable opportunity for the recipient of such payment to timely provide any necessary Tax forms (including an Internal Revenue Service (“IRS”) From W-9 or applicable IRS Form W-8) in order to avoid or reduce such withholding where a reduction or relief is reasonably to be expected. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face) and (ii) as disclosed in the Company SEC Documents publicly filed since January 1, 2022 and at least two Business Days prior to the date of this Agreement (provided, that (x) in no event shall any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or any other cautionary, predictive or forward-looking statements in such Company SEC Documents be deemed to be an exception to or disclosure for the purposes of the Company’s representations and warranties contained in this Article II and (y) clause (ii) shall not apply to any representations and warranties set forth in Sections 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.8, 2.9, 2.20, 2.21, 2.24 and 2.25), the Company represents and warrants to Parent as follows:

Section 2.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted except where any failure to have such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (iii) is duly qualified or licensed to do business and is in good standing (or the equivalent thereof) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing (or the equivalent thereof), individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

(b) The Company has previously made available to Parent true and complete copies of the Company Articles and the comparable organizational documents of each of its Subsidiaries, in each case as amended as of the date of this Agreement, and each as so delivered is in full force and effect. There are no pending filings or resolutions which would effect or require an amendment of any of these documents other than the Annual Company Shareholder Approval and the Articles Amendment. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect, the Company is not in violation of any provision of the Company Articles, and the Company’s Subsidiaries are not in violation of any of their respective organizational documents.

Section 2.2 Share Capital.

(a) The share capital of the Company consists of 67,391,790 Shares with a par value of CHF 0.05 per share. As of the close of business on May 17, 2023 (the “Measurement Date”), (i) the Company holds in treasury 4,585,752 Shares, (ii) the authorized share capital of the Company amounts to 3,144,360 Shares with a par value of CHF 0.05, (iii) the conditional share capital of the Company consists of (A) 10,826,640 Shares with a par value of CHF 0.05 to be issued in connection with Company Stock Plans, and (B) 9,017,720 Shares with a par value of CHF 0.05 to be issued in connection with certain outstanding financial instruments of the Company, including 9,017,720 Shares reserved for issuance pursuant to the Company Warrants and the Existing Credit Agreements, and (iv) 284,430 Company Restricted Shares are outstanding. As of the Measurement Date, 8,342,954 Company Stock Options to purchase 8,342,954 Shares and 536,534 Company RSU Awards representing the right to receive 536,534 Shares are outstanding under the Company Stock Plans. All outstanding Shares are, and all shares reserved for issuance will be, when issued in accordance with the Company Articles and applicable Law, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Law, the Company Articles or any Contract to which the Company is a party or is otherwise bound. All outstanding shares and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under applicable law, the organizational documents of such Subsidiary or any Contracts to which such Subsidiary is a party or is otherwise bound. All outstanding shares and other voting securities or equivalent equity interests of each such Subsidiary are owned of record and beneficially, directly or indirectly, by the Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) other than the Liens agreed under the Existing Credit Agreements. Except for the Company Warrants and the Existing Credit Agreements, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of the Company or such Subsidiary on any matter. Except as set forth above in this Section 2.2(a) and except for changes since the close of business on the Measurement Date resulting from the exercise or settlement, as applicable, of Company Equity Awards or Company Warrants, there are no outstanding (A) shares or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights or (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for shares or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (C) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party.

(b) Section 2.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on the Measurement Date, of outstanding Company Equity Awards, indicating as applicable, with respect to each Company Equity Award then outstanding, the Service Provider ID of the holder, the type of award granted, the number of Shares subject to such Company Equity Award, the applicable Company Stock Plan or Company Restricted Share Purchase Agreement governing the Company Equity Award (if any), the grant date, vesting schedule and, if applicable, the exercise price and expiration date. The exercise price of each Company Stock Option held by a Service Provider who is a United States taxpayer is no less than the fair market value of a Share as determined on the date of grant of such Company Stock Option. All Company Equity Awards were granted in accordance with the terms and conditions of the applicable Company Stock Plan or Company Restricted Share Purchase Agreement and all applicable Law.

Section 2.3 Subsidiaries. Section 2.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 2.4 Authority; Vote Required.

(a) Other than the Company Shareholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby to which it is a party have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding at law or in equity). The Company Shareholder Approval is the only vote of the holders of any class or series of the share capital of the Company or other securities necessary to approve the Articles Amendment, the Board Modification, and the Delisting.

(b) The Company Board, by resolutions duly adopted at a meeting duly called and held, has: (i) determined that the terms of this Agreement, the Offer and the other transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement and any future agreements implementing the provisions of this Agreement and to effect the Articles Amendment, the Board Modification, and, subject to the occurrence of the Acceptance Time and satisfaction of the applicable requirements under Nasdaq Rules, the Delisting, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Offer, and (iii) resolved and agreed to recommend that the Company’s shareholders approve and adopt the Articles Amendment, the Board Modification, and, subject to the occurrence of the Acceptance Time and satisfaction of the applicable requirements under Nasdaq Rules, the Delisting, and accept the Offer and tender their Shares pursuant thereto (the “Company Board Recommendation”), subject to Section 4.3, and directed that the Articles Amendment, the Board Modification, and, subject to the occurrence of the Acceptance Time and satisfaction of the applicable requirements under Nasdaq Rules, the Delisting, be submitted for consideration by the shareholders of the Company at the Company Shareholder Meeting.

Section 2.5 No Conflict; Consents and Approvals.

(a) Neither the execution, delivery and performance of this Agreement by the Company nor the consummation of the Offer and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Articles or the organizational documents of any Subsidiary of the Company, (ii) any material bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 2.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) or any rule or regulation of Nasdaq applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of each of clauses (ii) and (iii) above, any conflicts, violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Liens that, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Offer and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any applicable foreign antitrust or competition Laws (“Foreign Antitrust Laws”), (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” Laws, (iii) the filing of an application for the registration of the Articles Amendment and the Board Modification, and (iv) any filings and approvals required under the rules and regulations of Nasdaq.

Section 2.6 SEC Reports; Financial Statements.

(a) The Company has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2022 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (i) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, cash flows and changes in equity for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with IFRS and the applicable rules and regulations promulgated by the SEC. Since January 1, 2022, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by IFRS, SEC rule or policy or applicable Law. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with IFRS (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Company financial statements for external purposes in accordance with IFRS. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) (i) to provide reasonable assurances that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports, and (ii) to provide reasonable assurance that transactions and dispositions of the assets of the Company and its Subsidiaries are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with the Company’s policies. Since January 1, 2022, neither the Company, nor, to the knowledge of the Company, the Company’s auditors or the audit committee of the Company Board has identified or been made aware of (A) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2022, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(d) Since January 1, 2022, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(e) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. The Company has made available to Parent true, correct and complete copies of all written correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since January 1, 2022.

(f) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(g) The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to the Company.

(h) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 2.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (including as a result of COVID-19 or any COVID-19 Measures), whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, and whether or not required to be recorded or reflected on a balance sheet under IFRS, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2022 included in the Annual Report on Form 20-F filed by the Company with the SEC on April 19, 2023 (without giving effect to any amendment thereto filed on or after the date hereof), (b) for performance or compliance obligations under the terms of any Contract to which the Company or any of its Subsidiaries is a party or by which it is bound (and which do not arise from any failure by the Company or any of its Subsidiaries to perform or comply with such Contract) and that has been made available to Parent, (c) for liabilities or obligations incurred pursuant to the terms of this Agreement or in connection with the Offer, and (d) for liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.8 Certain Information. Each of the Shareholder Approval Invitation and the Schedule 14D-9 will not, at the time it is first filed with the SEC (solely with respect to the Schedule 14D-9), amended or supplemented or first published, distributed or disseminated to the Company’s shareholders and at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will comply in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Shareholder Approval Invitation or the Schedule 14D-9 based on information supplied in writing by or on behalf of Parent specifically for inclusion or incorporation by reference therein. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in any of the Offer Documents or the Shareholder Approval Invitation will, at the respective times they are first filed with the SEC (solely with respect to the Schedule 14D-9), amended or supplemented or first published, distributed or disseminated to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 2.9 Absence of Certain Changes or Events. Since January 1, 2023 through the date of this Agreement: (a) the Company and its Subsidiaries have conducted their businesses only in the Ordinary Course of Business (except for matters relating to this Agreement and related transactions); (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has not had and would not reasonably be likely to have a Material Adverse Effect; and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.2.

Section 2.10 Litigation. There is no material suit, claim, proceeding, hearing, enforcement, subpoena, demand, audit, arbitration, investigation, inquiry, grievance or other action (each, an “Action”) (or basis therefor) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, other than Actions that have not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any material outstanding judgment, order, injunction, rule or decree of any Governmental Entity that have had and would reasonably be expected to be, individually or in the aggregate, material to the Company. There is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Offer or any of the other transactions contemplated by this Agreement. To the knowledge of the Company, there is no Action by the Company or any of its Subsidiaries pending, or which the Company or any of its Subsidiaries has commenced preparations to initiate, against any other Person.

Section 2.11 Compliance with Laws. The Company and each of its Subsidiaries are presently and, at all times since January 1, 2022 have been, in compliance with all Laws applicable to their businesses, operations, properties or assets (including the Products) except where the failure to be in compliance has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company, and since January 1, 2022, neither the Company nor any of its Subsidiaries has not been given written notice of, or been charged with, any unresolved violation of any Laws applicable to their business, operations, properties or assets (including the Products), except, in each case, for any such violations that have not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company. The Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, approvals, authorizations, registrations, clearances, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, except where the failure to have such Permits in effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There has occurred no material violation of, default (with or without notice or lapse of time) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit. To the knowledge of the Company, all Permits are in full force and effect.

Section 2.12 Benefit Plans.

(a) Section 2.12(a) of the Company Disclosure Letter contains a true and complete list of each material Company Plan (other than (i) mandatory government or social security arrangements, (ii) any offer letter on the Company’s standard form made available to Parent providing for at-will employment that may be terminated at any time with less than 30 days’ notice without cost, penalty, payment of severance or any further Liability to the Company and (iii) any grant or award notice in respect of awards of Company Equity Awards in the form authorized under the applicable Company Stock Plan or the applicable form of Restricted Share Purchase Agreement that, in each case, do not deviate in any material respect from the forms made available to Parent).

(b) The Company has provided or made available to Parent, with respect to each material Company Plan, (i) a current, accurate and complete copy of each such Company Plan, including all amendments thereto, or if such Company Plan is not in written form, a written summary of the material terms of such Company Plan, (ii) any related trust agreements, insurance contracts and other funding instruments, (iii) the most recent determination letter, opinion or similar documentation of the IRS or other applicable Tax authority, (iv) the most recent summary plan description and any material modifications thereto, (v) for the most recently completed year (A) the Annual Report (Form 5500 Series) and accompanying schedules and (B) the annual financial report, trustee report, audit report or actuarial report, (vi) any related Tax ruling, request or confirmation, and any further correspondence related thereto, with any Tax authority in the past three years related thereto and (vii) all material, non-routine correspondence received from or provided to any Governmental Entity relating to such Company Plan in the past three years.

(c) Except for those matters that would not reasonably be expected to be material to the Company:

(i) each Company Plan has been maintained, operated, registered and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto;

(ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in accordance with applicable accounting principles or, with respect to each Company Plan covering Service Providers located in the United States, generally applicable accounting principles (other than with respect to amounts not yet due);

(iii) each Company Plan if intended to be “qualified” within the meaning of Section 401(a) of the Code, has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and there are no facts or circumstances likely to result in the loss of the qualification of such Company Plan under Section 401(a) of the Code;

(iv) none of the Company, its Subsidiaries or any ERISA Affiliate nor any predecessor of any such entity, trade or business, has now or any time in the previous six years contributed to, sponsored, or maintained (or has been required to contribute to, sponsor or maintain), or would reasonably be expected to have, any Liability (contingent or otherwise) with respect to a “multiemployer plan” (within the meaning of Section 4001(a) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA;

(v) none of the Company, any of its Subsidiaries or any ERISA Affiliate has now or at any time in the previous six years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a plan that is subject to Section 302 of Title IV of ERISA or Section 412 or 4971 of the Code;

(vi) no liability under Title IV of ERISA has been incurred, or is reasonably expected to be incurred by the Company or any of its Subsidiaries (including indirectly with respect to an ERISA Affiliate), in each case, that has not been satisfied in full, and no condition, event or circumstance exists that presents a risk to the Company, any of its Subsidiaries or, to the knowledge of the Company, any ERISA Affiliate of the Company or any of its Subsidiaries of incurring a liability thereunder;

(vii) none of the Company, any of its Subsidiaries or any Company Plan that is subject to ERISA, any trust created thereunder or any trustee or administrator thereof, has engaged in a nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code);

(viii) there are no pending, or to the knowledge of the Company, threatened Actions (including any audit or other administrative proceeding) by, on behalf of or against any of the Company Plans or any trusts related thereto, or against any fiduciary of any Company Plan (other than routine claims for benefits in accordance with the terms of the Company Plans) nor are there any facts or circumstances that exist that could reasonably give rise to any such Actions;

(ix) except as set forth on Section 2.12(c)(ix) of the Company Disclosure Letter, no Company Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization or other similar vendor or provider, except to provide third-party administrative or recordkeeping services to a Company Plan sponsored by the Company or any of its Subsidiaries;

(x) no Company Plan provides medical, life insurance or other welfare benefits with respect to Participants beyond their retirement or other termination of service, other than coverage mandated by applicable Law; and

(xi) with respect to each Company Plan that is not subject exclusively to United States Law (a “Non-U.S. Benefit Plan”): (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by applicable Law or by the terms of such Non-U.S. Benefit Plan or pursuant to any other contractual obligation (including contributions to all mandatory provident fund schemes) have been timely made in accordance with applicable Law; (ii) from and after the Acceptance Time, such funds, accruals or reserves under the Non-U.S. Benefit Plans shall be used exclusively to satisfy benefit obligations accrued under such Non-U.S. Benefit Plans or else shall remain or revert to Parent and its Affiliates in accordance with the terms of such Non-U.S. Benefit Plan or applicable Law; (iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and (iv) no Non-U.S. Benefit Plan is subject to any funding deficit.

(d) Except as set forth on Section 2.12(d) of the Company Disclosure Letter, the execution and delivery of this Agreement will not, either alone or in combination with any other event, (A) entitle any Participant to severance, change in control or other pay or benefits, (B) cause any payments or funding (through a grantor trust or otherwise) to become due or accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any compensation or benefit due to any Participant, (C) result in any forgiveness of indebtedness of any Participant or (D) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code to any Person.

(e) Each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code subject to Section 409A of the Code has been operated and maintained in compliance in all material respects with Section 409A of the Code and the regulations and other administrative guidance promulgated thereunder. No Participant under any Company Plan is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any Tax (including Federal, state, local or foreign income, excise or other Taxes (including Taxes incurred pursuant to Sections 409A or 4999 of the Code)) or interest or penalty related thereto.

Section 2.13 Labor Matters.

(a) Section 2.13(a) of the Company Disclosure Letter sets forth, for each Service Provider as of the date hereof, the following information, as applicable: (i) employee ID, (ii) employer, (iii) title or position held, (iv) work location, (v) date of hire or commencement of service, (vi) status as full-time or part-time, (vii) classification as exempt or non-exempt from the Fair Labor Standards Act (the “FLSA”), (viii) annual salary or wage rate (or other manner of compensation), (ix) most recent annual bonus received and current annual bonus opportunity, and (x) whether active or on leave (and if on leave, the nature of the leave and expected return date). 10 Business Days prior to the Acceptance Time, the Company shall provide Parent with an accurate and complete revised version of the information described in this Section 2.13(a), updated as of such date.

(b) Each of the Company and its Subsidiaries is and during the past three years has been, in compliance with all applicable Laws relating to labor and employment, including, without limitation, those relating to immigration, employment practices, social security and Taxes in connection with employees and independent contractors, including all Laws respecting terms and conditions of employment, hiring, promotion, termination, workers’ compensation, health and occupational safety (including, but not limited to, COVID-19), non-discrimination, harassment, child labor, privacy, disability rights or benefits, equal opportunity, plant closings, mass layoffs, affirmative action, payment of social security dues and contributions, profit sharing, labor relations, right to organize and to bargain collectively, pay equity, overtime pay, employee leave issues, worker classification, exempt and non-exempt classification, compensation and benefits, unemployment insurance, wages and hours, and the Worker Adjustment and Retraining Notification Act of 1988, as amended, and state and local equivalents, except where any failure to comply would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(c) During the past three years, there has not been, and as of the date of this Agreement there is (i) not pending or, to the knowledge of the Company, threatened, any labor grievances, hand-billing, picketing, labor dispute, work stoppage, labor strike, lockout, or similar organized labor activity against the Company or any of its Subsidiaries by employees and (ii) no unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(d) Except as has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company, the Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(e) Neither the Company nor any of its Subsidiaries is a party to or bound by, and no employee of the Company or its Subsidiaries is covered by, any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization, works council or similar employee group and no such agreements or arrangements are currently being negotiated by the Company or any of its Subsidiaries. No labor union or organization, works council or group of employees of the Company or any of its Subsidiaries has made a pending written demand for recognition or certification. To the knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization, works council, or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no, and there have historically not been, any representation or certification claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or, to the knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(f) No notice, consent or consultation obligations with respect to any employee of the Company or any of its Subsidiaries, or any labor union, labor organization, works council or similar employee group of the Company or any of its Subsidiaries, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated thereby.

(g) Since January 1, 2022, (i) no material allegations of workplace sexual harassment, discrimination or other misconduct have been made, initiated, filed or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective Service Providers in their capacities as such or any current or former directors, officers or senior level management employees, (ii) to the knowledge of the Company, no material incidents or any such workplace sexual harassment, discrimination or other misconduct have occurred, and (iii) neither the Company nor any of its Subsidiaries have entered into any settlement agreement or similar out-of-court or pre-litigation arrangement related to allegations of sexual harassment, discrimination or other misconduct by any of their Service Providers.

Section 2.14 Environmental Matters.

(a) Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the Company and its Subsidiaries are, and since January 1, 2022 have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Permits required under Environmental Laws for the operation of their respective business, (b) there is no Action relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Leased Real Property, and there have been no such Actions against the Company or any of its Subsidiaries since January 1, 2022, (c) since January 1, 2022, neither the Company nor any of its Subsidiaries have received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the Company or any of its Subsidiaries relating to or arising under Environmental Laws, (d) to the knowledge of the Company, no Person has been exposed to any Hazardous Materials at a property or facility owned, leased or used by the Company or any of its Subsidiaries at levels in excess of applicable permissible exposure levels, (e) there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in both cases in a manner and concentration that would reasonably be likely to result in any claim against or liability of the Company or any of its Subsidiaries under any Environmental Law, and (f) neither the Company nor any of its Subsidiaries has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in Material Contracts or leases for real property.

(b) For purposes of the Agreement:

(i) “Environment” means any air (whether ambient outdoor or indoor), surface water, drinking water, groundwater, land surface, wetland, subsurface strata, soil, sediment, plant or animal life, any other natural resources, and the sewer, septic and waste treatment, storage and disposal systems servicing real property or physical buildings or structures;

(ii) “Environmental Law” means any Law (including common law) or any binding agreement, memorandum of understanding or consent order issued or entered by or with any Governmental Entity or Person relating to: (A) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (B) human health and safety with regard to exposure to any Hazardous Materials, (C) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (D) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials or (E) the presence of Hazardous Materials in any building, physical structure, product or fixture;

(iii) “Hazardous Materials” means any pollutant, contaminant, constituent, chemical, raw material, product or by-product, substance, material or waste that by virtue of its hazardous, toxic, poisonous, explosive, caustic, flammable, corrosive, infectious, pathogenic, carcinogenic or otherwise dangerous and deleterious properties is defined by or subject to regulation or gives rise to liability under any Environmental Law, including without limitation mold, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, perfluoroalkyl and polyfluoroalkyl substances, lead paint, insecticides, fungicides, rodenticides, pesticides and herbicides; and

(iv) “Release” means any release, spill, emission, escape, leak, pumping, injection, emptying, pouring, dumping, deposit, disposal (including the abandonment or discarding of barrels, containers or other receptacles containing Hazardous Materials), discharge, dispersal, leaching or migration into the indoor or outdoor Environment.

Section 2.15 Taxes.

(a) Except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have a Material Adverse Effect: (i) all income and other material Tax Returns required to be filed by or with respect to the Company and its Subsidiaries have been timely filed (taking into account any valid extensions of time to file), (ii) all such Tax Returns filed by or with respect to the Company or any of its Subsidiaries are true, complete and correct in all material respects, and were prepared in compliance with all applicable Laws, (iii) all Taxes of or payable by the Company or any of its Subsidiaries, whether or not shown as due and payable on any Tax Return or Tax invoice, have been timely paid and (iv) the Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the accounting, declaration, collection or withholding of Taxes and have, within the time and manner prescribed by Law, paid over to the proper Governmental Entity all amounts required to be collected or withheld and paid over under applicable Laws.

(b) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company:

(i) No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that indicates that the Company or any of its Subsidiaries is or may be required to file such a Tax Return or pay such Tax.

(ii) Neither the Company nor any of its Subsidiaries have deferred any payment of any material Taxes (that would otherwise be due) through any extension or other grant of relief applied for by the Company or its Subsidiaries under applicable Law, which extension or other grant of relief remains outstanding or, if such other grant of relief remains outstanding, there is no reason to believe that such relief will not be granted.

(iii) There are no Liens on any of the assets of the Company or any of its Subsidiaries for any amount of Taxes, other than Permitted Liens.

(iv) All transactions of the Company and its Subsidiaries have been conducted at arm’s length terms.

(v) No federal, state, provincial, local or non-U.S. Tax audits or administrative or judicial Tax proceedings are currently being conducted or pending or have been threatened in writing with respect to the Company or any of its Subsidiaries. No deficiency or proposed adjustment with respect to the payment of any Taxes has been asserted against the Company or any of its Subsidiaries by any Governmental Entity, which has not been fully paid or finally settled.

(vi) Neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations in respect of any Tax or Tax Return which has not yet expired or agreed to any extension of time with respect to the assessment or collection of any Tax which has not yet expired (excluding extensions of time to file Tax Returns obtained in the ordinary course).

(vii) Neither the Company nor any of its Subsidiaries (i) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code or (ii) has a permanent establishment (within the meaning of an applicable Tax treaty), or other fixed place of business in a country other than the country of its formation.

(viii) Neither the Company nor any of its Subsidiaries is liable for the Taxes of another Person (other than another Subsidiary of the Company) pursuant to applicable Law or contract (other than any contract, such as a loan agreement or lease agreement, entered into in the Ordinary Course of Business that is not primarily related to Taxes).

(ix) Neither the Company nor of its Subsidiaries has participated in or been the promoter of a “listed transaction,” as set forth in Treasury Regulations Section 1.6011-4(b)(2) or any comparable provision of state, local or non-U.S. Law.

(x) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Acceptance Time as a result of (i) any prepaid amount received or deferred revenue accrued by the Company or any of its Subsidiaries on or prior to the Acceptance Time outside the Ordinary Course of Business, (ii) any change in method of accounting for a taxable period ending on or prior to the Acceptance Time, (iii) any use of an improper method of accounting for a taxable period ending on or prior to the Acceptance Time, (iv) intercompany transaction or excess loss account described in Treasury Regulation under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (v) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Acceptance Time, or (vii) any installment sale or open transaction disposition made on or prior to the Acceptance Time.

(xi) Neither the Company nor any of its Subsidiaries has distributed the stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code in the two years prior to the date of this Agreement.

(xii) Neither the Company nor any Subsidiary (other than VectivBio US, Inc.) (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulations Section 301.7701-5(a).

(xiii) Neither the Company nor any of its Subsidiaries has made any entity classification election pursuant to Treasury Regulations Section 301.7701-3.

Section 2.16 Contracts.

(a) Section 2.16 of the Company Disclosure Letter lists each Contract of the following types to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date of this Agreement:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 6-K;

(ii) any Contract (A) that limits the ability of the Company or any of its Subsidiaries (or, following the consummation of the Offer and the other transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries) to compete in any line of business or with any Person or in any geographic area, (B) that restricts the right of the Company or any of its Subsidiaries (or, following the consummation of the Offer and the other transactions contemplated by this Agreement, that would limit the ability of Parent or any of its Subsidiaries) to use the Company Intellectual Property or to sell to or purchase from any Person or to hire any Person, (C) that contains any “most favored nation”, “right of first offer”, “right of first access”, “right of first look” or “right of first refusal” terms and conditions (including with respect to pricing) or otherwise contains any type of special discount rights granted by the Company or any of its Subsidiaries, or (D) that contains any exclusivity obligations or restrictions or otherwise limits the freedom or right of the Company or any of its Subsidiaries to sell, distribute, license or manufacture any products or services or any technology or other assets to or for any other Person;

(iii) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or prohibits the issuance of any guaranty by the Company or any of its Subsidiaries;

(iv) each Contract for any joint venture, partnership, strategic alliance, collaboration, joint development, joint commercialization, material research or development project or similar arrangement, excluding, in each case, any material transfer agreements entered into in the Ordinary Course of Business;

(v) any shareholders’, investor rights, registration rights, tax receivables or similar or related Contract or arrangement, or any Contract or arrangement relating to the exercise of any voting rights in respect of securities of the Company;

(vi) any Contract relating to Indebtedness and having an outstanding principal amount in excess of $300,000;

(vii) any Contract entered into since January 1, 2022 that relates to the acquisition or disposition of any material business, a material amount of stock or assets of any Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(viii) any Contract that by its terms calls for or otherwise may require royalties, milestone payments or similar payments, including upon the achievement of regulatory or commercial milestones, by the Company or any of its Subsidiaries under such Contract;

(ix) any Contract pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or other contingent payment obligations, in each case that could result in payments in excess of $300,000;

(x) any Contract that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or similar expenditure;

(xi) any Contract with any Governmental Entity;

(xii) any Contract with a Top Supplier or involved in the supply or manufacturing of any Product;

(xiii) any Contract (1) that relates to the research, testing, clinical trial, development, commercialization, manufacture, marketing, importation, exportation, sale, distribution, supply or license of any Product, including Contracts with contract manufacturing organizations or contract research organizations, or (2) under which clinical, pre-clinical or non-clinical data relating to any Product is or may be generated, and in each case that is material to the Company’s business;

(xiv) any Contract that requires a consent to or otherwise contains a provision relating to a “change in control,” or that would prevent, materially delay or impair the consummation of the transactions contemplated by this Agreement;

(xv) each lease, sublease or other agreement under which the Company or any of its Subsidiaries leases, subleases or licenses any real property (whether as lessor or lessee);

(xvi) each Contract (1) relating to the employment of, or the performance of services by, any Service Provider reasonably expected to receive payments in excess of $250,000 per annum, (2) the terms of which obligate or may in the future obligate the Company or any of its Subsidiaries to make any severance, termination or similar payment to any current or former employee in excess of $250,000 per annum, (3) pursuant to which the Company or any of its Subsidiaries may be obligated to make any bonus or similar payment to any current or former employee or director in excess of $100,000, or (4) that provides for indemnification (or reimbursement or advancement of legal fees or expenses) of any current or former officer, director or employee of the Company or any of its Subsidiaries;

(xvii) each Contract not otherwise disclosed pursuant to this Section 2.16 requiring or otherwise involving the potential payment by or to the Company or any of its Subsidiaries of more than an aggregate of $300,000 per annum and that is not terminable without penalty by the Company or any of its Subsidiaries on less than 90 days’ notice; and

(xviii) each IP Contract.

Each contract of the type described in clauses (i) through (xviii) is referred to herein as a “Material Contract.”

(b) (i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) the Company and each of its Subsidiaries, and, to the knowledge of the Company, each other party thereto, has performed all material obligations required to be performed by it under each Material Contract; and (iii) there is no default or breach under any Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default or breach on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition. The Company has made available to Parent true and complete copies of all written Material Contracts, including all amendments thereto.

Section 2.17 Insurance. The Company has made available to Parent a copy of (a) all material Company Insurance Policies and (b) all the claims made (whether currently open or not) and reported to the applicable insurers under any Company Insurance Policy during the last five years. Section 2.17 of the Company Disclosure Letter sets forth each material insurance policy (including policies providing casualty, liability, medical and workers compensation coverage) to which the Company or any of its Subsidiaries is a party. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect, and (i) neither the Company nor any of its Subsidiaries is in breach or default under any such insurance policy, (ii) no notice of cancellation, termination, non-renewal or reduction in coverage has been received with respect to any insurance policy and (iii) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy, except as would not reasonably be expected to be material to the Company. There are no pending material claims under any insurance policy to which the Company or any of its Subsidiaries is a party as to which any insurer has, in a written notice to the Company or one its Subsidiaries, denied coverage, other than in routine reservation of rights letters.

Section 2.18 Properties.

(a) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the Ordinary Course of Business of the Company or such Subsidiary, (iii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted and (iv) non-exclusive licenses to Intellectual Property granted in the Ordinary Course of Business of the Company or its Subsidiaries (“Permitted Liens”). Except as would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order, repair and condition (reasonable wear and tear excepted).

(b) Each of the Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to be material to the Company. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. Section 2.18(c) of the Company Disclosure Letter sets forth a true and complete list of all real property leased or licensed for the benefit of the Company or any of its Subsidiaries (the “Leased Real Property”).

Section 2.19 Intellectual Property.

(a) Section 2.19(a) of the Company Disclosure Letter sets forth an accurate, true and complete list, as of the date of this Agreement, of all (i) Company Registered IP and specifies, where applicable, for each item of Company Registered IP, (A) the status, (B) the record owner, (C) the issuance, registration or application number and date, the jurisdictions in which each such item of Company Registered IP has been applied for, issued or registered and (D) all actions required to be taken with respect to such Company Registered IP during the six (6) months following the date hereof; (ii) all unregistered Company Intellectual Property that is material to the operation of the business of the Company and its Subsidiaries other than Know-How and confidential information; and (iii) any Non-Owned Company Intellectual Property other than Know-How that is material to the operation of the business of the Company and its Subsidiaries. The Company has maintained all material Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices. All Company Registered IP that is registered or has been issued or granted is valid, enforceable, subsisting and in full force and effect and all Company Registered IP that is the subject of a pending application for registration, issuance or grant is subsisting. Except as specified in Section 2.19(a) of the Company Disclosure Letter, none of the Company Registered IP is jointly owned with any third Person.

(b) (i) None of the Owned Company Intellectual Property has been or currently is the subject of any pending Action; (ii) to the knowledge of the Company, none of the Non-Owned Company Intellectual Property has been or currently is the subject of any pending Action; and (iii) none of the Company Intellectual Property has been or currently is the subject of any threatened Action (including, in each case, (i)-(iii), with respect to Patents, inventorship challenges, post-grant review proceedings, inter partes review proceedings, derivation proceedings, interferences, reexaminations, invalidity actions, and pre- and post-grant oppositions, and, with respect to Trademarks, invalidity, nullity, opposition, cancellation, concurrent use, or similar Action), in each case, other than routine examination proceedings during original prosecution of applications with respect to pending applications. No Owned Company Intellectual Property and, to the knowledge of the Company, no Non-Owned Company Intellectual Property has been or currently is the subject of any judgment or order of any Governmental Entity restricting the Company’s or any of its Subsidiaries’ rights in, to and under such Company Intellectual Property or the validity, enforceability, use, right to use, ownership, registration, right to register, priority, duration, scope, or effectiveness of any such Company Intellectual Property or triggering any additional payment obligations with respect to any such Company Intellectual Property, in each case, other than routine office actions issued during original prosecution of pending applications.

(c) (i) The Company or any of its Subsidiaries (1) solely and exclusively held the right to claim priority to each of the Patents within the Owned Company Intellectual Property at the respective times that the Patents were filed, (2) solely and exclusively owned each of the Patents within the Owned Company Intellectual Property at the respective times that the Patents were filed, and (3) is the sole and exclusive owner of all Owned Company Intellectual Property; (ii) all Owned Company Intellectual Property is free and clear of all Liens, except for Permitted Liens and Liens pursuant to the terms of the Existing Credit Agreements; and (iii) the Owned Company Intellectual Property constitutes all of the Intellectual Property that is necessary to operate and conduct the business of the Company and its Subsidiaries as such business is currently operated and conducted and as such business is currently contemplated to be operated and conducted.

(d) Except as set forth on Section 2.19(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to any Contracts with any third parties that materially limit or materially restrict the use of the Company Intellectual Property by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has with respect to any Owned Company Intellectual Property and, to the knowledge of the Company, no third party licensor has, with respect to any Non-Owned Company Intellectual Property, entered into any Contract granting another Person, or permitting another Person to retain, the right (1) to bring any infringement, misappropriation, or other enforcement actions with respect to, or otherwise to enforce, any such Company Intellectual Property or Non-Owned Company Intellectual Property, as applicable, (2) to defend any claim of infringement, misappropriation, or other violation arising from the practice or other exploitation of any such Company Intellectual Property or Non-Owned Company Intellectual Property, as applicable (or pursuant to which the Company or any of its Subsidiaries expressly agrees to indemnify any Person against any such claim) or (3) to control the prosecution of any such Company Intellectual Property or Non-Owned Company Intellectual Property, as applicable.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no third party has interfered with, infringed upon, misappropriated, diluted, violated or otherwise conflicted with any Company Intellectual Property. Neither the Company nor its Subsidiaries has, since January 1, 2022, provided any third Person with written notice claiming that such third Person is interfering with, infringing upon, misappropriating, diluting, violating or otherwise conflicting with any material Company Intellectual Property. To the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as such business has been conducted, as it currently is being conducted or as it currently is contemplated to be conducted with respect to Apraglutide, has not, does not presently and will not (including, from and when Apraglutide is commercialized) interfere with, infringe upon, misappropriate, dilute, violate or otherwise conflict with any Intellectual Property or other proprietary rights of any third party, or constitute unfair competition or unfair trade practices pursuant to the Laws of any jurisdiction.

(f) Neither the Company nor any of its Subsidiaries has (i) received any notice from any third party (including any unsolicited written offer to license such third party’s Intellectual Property or any request for indemnification), or (ii) been involved in any Action, alleging that the operation of the business of the Company or any of its Subsidiaries or of the Company’s or any of its Subsidiaries’ Products interferes with infringes upon, misappropriates, dilutes, violates, or otherwise conflicts with any such third party’s Intellectual Property or constitutes unfair competition or unfair trade practices pursuant to the laws of any jurisdiction.

(g) (i) All issuance, renewal, maintenance, and other payments that have become due and invoiced as of the date of this Agreement for the period that is within the six (6) months following the date hereof with respect to any Owned Company Intellectual Property have been timely paid in full; (ii) all documents and other material required to be filed with the applicable Intellectual Property office or registrar with respect to the Owned Company Intellectual Property for the purposes of maintaining such Owned Company Intellectual Property have been filed in a timely manner; and (iii) each of the Patents included in the Company Registered IP that is Owned Company Intellectual Property properly identifies each inventor of the claims thereof as determined in accordance with the applicable Law of the jurisdiction in which such Patent is issued or is pending or, in the case of any abandoned Patent that is the basis of a priority claim, was pending.

(h) The Company and its Subsidiaries have taken commercially reasonable measures to protect, preserve, and maintain the confidentiality of all Know-How.

(i) The Company and its Subsidiaries have (i) caused each Person who was or is involved in the creation or development of any Intellectual Property as an employee, consultant, agent of, or independent contractor to the Company or any of its Subsidiaries to execute a binding and enforceable written agreement which includes provisions or causes the application of Law in a manner sufficient to ensure that the Company or one of its Subsidiaries is the exclusive owner of any and all Intellectual Property created or developed by such Person within the scope of, or resulting from, his or her employment or engagement by the Company or any of its Subsidiaries or with the use of the Company’s or any of its Subsidiaries’ facilities or equipment and, in the case of such agent, consultant, or contractor, from the services such agent, consultant, or contractor performs for the Company or any of its Subsidiaries and (ii) caused all employees and other Persons (who are not otherwise bound by confidentiality and nondisclosure obligations to the Company or its Subsidiaries by operation of Law) with access to any non-public Company Intellectual Property to execute a binding and enforceable written confidentiality agreement that includes customary confidentiality terms and restrictions on use sufficient to protect the proprietary interests of the Company with respect to such Company Intellectual Property. No current or former employee of, consultant of, or independent contractor to, the Company or any of its Subsidiaries owns any right, title, or interest in or to any Intellectual Property created or developed by such employee, consultant, agent or independent contractor during his or her employment or other engagement with the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any written notice or claim to the contrary. There has been no unauthorized disclosure of any non-public Company Intellectual Property to any employee or other Person who has not executed a binding and enforceable written confidentiality agreement or is not otherwise bound by confidentiality and nondisclosure obligations to the Company by operation of Law, as described in clause (ii) of this Section 2.19(i).

(j) Except as set forth in Section 2.19(i) of the Company Disclosure Letter, no Company Intellectual Property related to Apraglutide has been developed or otherwise obtained, in whole or in part, through the use of funding or other resources of any Governmental Entity or institution of higher learning.

(k) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement, or the performance by the Company or any of its Subsidiaries of its obligations hereunder will conflict with, or without notice or lapse of time, will result in (i) an alteration or impairment of any of the Company’s or any of its Subsidiaries’ rights in, to and under any Company Intellectual Property or the validity, enforceability, use, right to use, ownership, registration, right to register, priority, duration, scope, or effectiveness of any such Company Intellectual Property, (ii) the release, disclosure or delivery of any Company Intellectual Property by or to any escrow agent or other Person, (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to, or in any Company Intellectual Property, or (iv) the Company or any of its Subsidiaries being obligated to pay any royalties or other amounts to any third Person in excess of those payable by the Company or its Subsidiaries prior to the execution of this Agreement.

(l) Section 2.19(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all IP Contracts to which the Company or any of its Subsidiaries is a party. The Company has made available to Parent true and correct copies of all such IP Contracts. Except as set forth on Section 2.19(i) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not by itself afford any other party to IP Contracts to which the Company or any of its Subsidiaries is a party the right to terminate any such IP Contracts or change any of the terms of such IP Contracts or the Company’s or any of its Subsidiaries’ rights in any Intellectual Property under such IP Contracts.

(m) To the knowledge of the Company, except as, individually or in the aggregate, has not had and would not reasonably be likely to have a Material Adverse Effect on the Company, all of the computer hardware, firmware, databases, Software, systems, information technology infrastructure, and other similar or related items of automated, computerized or software systems and infrastructure used, controlled, or relied upon by the Company and the Subsidiaries in the operation of their business (whether or not outsourced) (collectively, the “Company Systems”) are sufficient in all material respects for the current needs of the business of the Company and its Subsidiaries. In the last 12 months, the Company Systems have not suffered any material failures or defects. The Company and its Subsidiaries have implemented and maintain backup and disaster recovery technology and procedures consistent with reasonable information technology security practices for a company of the size and nature of the Company, and at least as consistent with applicable industry standards and practices.

Section 2.20 Takeover Laws. No “moratorium,” “fair price,” “business combination,” “interested shareholder,” “control share acquisition” or similar provision of any anti-takeover Law (collectively, “Takeover Laws”) is, or at the Acceptance Time will be, applicable to this Agreement, the Offer or any of the other transactions contemplated hereby.

Section 2.21 No Rights Plan. There is no shareholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 2.22 FDA and Regulatory Matters.

(a) The Company and its Subsidiaries hold, and have held at all times since January 1, 2022, all Permits, including all such Permits required pursuant to any applicable Healthcare Laws, necessary for the lawful operation of the businesses of the Company and its Subsidiaries as currently conducted or have been conducted since January 1, 2022 (the “Company Permits”), and all such Company Permits are valid and in full force and effect. There has not occurred any material violation of or default (with or without notice or lapse of time or both) under any Company Permit, and to the Company’s knowledge, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or result in any other material impairment of the rights of the holder of any such Company Permit. The Company and each of its Subsidiaries are in compliance in all material respects with the terms of all Company Permits. Since January 1, 2022, neither the Company nor any of its Subsidiaries has received written or oral notice of any pending or threatened Action from any Governmental Entity alleging that any operation or activity of the Company or any of its Subsidiaries is in material violation of any Law that applies to a Company Permit. The transactions contemplated by this Agreement, in and of themselves, will not cause the revocation or cancellation of any Company Permit pursuant to the terms of any such Company Permit.

(b) The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or its Subsidiaries, or in which the Products have participated, were and, if still pending, are being conducted in all material respects in accordance with applicable Healthcare Laws and the rules, policies and regulations to which they are subject, including without limitation, any applicable Good Clinical Practice and Good Laboratory Practice requirements. No IND filed or submitted by or on behalf of the Company or its Subsidiaries with the FDA, nor any comparable application filed with or submitted to another Governmental Entity, has been subject to a clinical hold or otherwise terminated or suspended by the FDA or such Governmental Entity, and neither the FDA nor such Governmental Entity, nor any Review Board has commenced, or, to the knowledge of the Company or its Subsidiaries, threatened to initiate, any action to place a clinical hold order on, or otherwise modify, terminate or suspend, any proposed or clinical investigation being conducted or proposed to be conducted by or on behalf of the Company or its Subsidiaries.

(c) Since January 1, 2022, all of the Company’s and its Subsidiaries’ Products that are subject to the jurisdiction of the FDA or other Governmental Entity are being researched, manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, promoted, advertised, detailed and distributed by or on behalf of the Company or any of its Subsidiaries in all material respects in compliance with all applicable requirements under any Company Permit or Law, including applicable Healthcare Laws. Since January 1, 2022, all applications, notifications, submissions, information, claims, reports and data utilized by the Company or its Subsidiaries as the basis for, or submitted by or on behalf of the Company or its Subsidiaries in connection with, any and all requests for the Company Permits relating to the Company or any of its Subsidiaries, or the Products, when submitted to the FDA or other Governmental Entity, were true and correct in all material respects as of the date of submission, and any material updates, changes, corrections or modification to such applications, notifications, submissions, information, claims, reports and data required under applicable Laws have been submitted to the FDA or other Governmental Entity.

(d) Since January 1, 2022, neither the Company nor any of its Subsidiaries have committed any act, made any statement or failed to make any statement that would reasonably be likely to provide a basis for the FDA or any other Governmental Entity to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” or other similar Laws. Neither the Company, any of its Subsidiaries, nor any of their respective officers, employees, contractors, suppliers, agents or other Persons performing research or work on behalf of the Company or any of its Subsidiaries is or has been subject to any kind of consent decree, individual or corporate integrity agreement, deferred or non-prosecution agreement, or other similar form of agreement with any Governmental Entity or convicted of any crime or engaged in any conduct that has resulted, or would reasonably be likely to result, in debarment under applicable Law, including 21 U.S.C. Section 335a. To the knowledge of the Company, no Actions that would reasonably be likely to result in such a debarment or exclusion are pending or threatened against the Company or any of its Subsidiaries or any of their respective officers, employees, contractors, suppliers, agents or other Persons performing research or work on behalf of the Company or any of its Subsidiaries.

(e) Since January 1, 2022, the manufacture of Products by or on behalf of the Company and its Subsidiaries has been and is being conducted in material compliance with all applicable Laws, including applicable Good Manufacturing Practices. Since January 1, 2022, none of the Company, any of its Subsidiaries, or, to the knowledge of the Company, any of their respective contract manufacturers for Products, has received any (i) FDA Form 483, (ii) warning letter, (iii) untitled letter, (iv) requests or requirements to make changes to the Company’s or any of its Subsidiaries’ Products, manufacturing processes or procedures related to any Product, or (v) other similar correspondence or written notice from the FDA or any other Governmental Entity alleging or asserting material noncompliance with any applicable Laws or the Company Permits with respect to any Product. Since January 1, 2022, no manufacturing site owned by the Company, its Subsidiaries, or, to the knowledge of the Company, any of their respective contract manufacturers for Products, is or has been subject to a shutdown or import or export prohibition imposed or requested by FDA or another Governmental Entity. To the knowledge of the Company, no event has occurred which would reasonably be likely to lead to any Action by any Governmental Entity or any FDA Form 483-related warning letter, untitled letter or request or requirement to make changes to the Products or the manner in which the Products are manufactured, distributed or marketed.

(f) Since January 1, 2022, (i) there have been no adverse events that should have been reported by the Company or a Subsidiary of the Company, but were not reported, to the FDA or other Governmental Entity or Review Board with respect to the safety or efficacy of any Product, and (ii) to the knowledge of the Company, with respect to a Product being developed or marketed by a Collaboration Partner, there have been no adverse events that should have been reported by such Collaboration Partner, but were not reported, to the FDA or other Governmental Entity or Review Board with respect to the safety or efficacy of such Product.

(g) The Company has made available to Parent and its advisors true, and correct copies of the following materials in the possession of the Company or any of its Subsidiaries as of the date of this Agreement: (i) each active IND, or non-United States equivalent, submitted to regulatory authorities (including the FDA, EMA and any other Governmental Entity performing functions similar to those performed by the FDA or EMA) by or on behalf of the Company or any of its Subsidiaries, including any supplements thereto, relating to the Products, (ii) all material correspondence to or from the FDA or any other Governmental Entity, or any minutes or similar summary documentation with respect to meetings with the FDA or any other Governmental Entity, in each case in this clause (ii) held by the Company or any of its Subsidiaries concerning (A) any Product, (B) the Company’s and its Subsidiaries’ compliance with applicable Laws regarding the Products, and (C) the likelihood or timing of, or requirements for, regulatory approval of any Product and (iii) all material information requested by Parent concerning the safety, efficacy, side effects, toxicity, or manufacturing quality and controls of the Products.

(h) The Company and its Subsidiaries and, to the knowledge of the Company, any Collaboration Partner to the extent related to any Product, are, and at all times since January 1, 2021 have been, in material compliance with all applicable Healthcare Laws, and to the knowledge of the Company there is no civil, criminal, administrative, or other Action pending, received by or, threatened against the Company or any of its Subsidiaries or any Collaboration Partner to the extent related to any Product, related to such Healthcare Laws.

(i) Neither the Company, any of its Subsidiaries nor any of their respective directors, officers or employees, nor, to the knowledge of the Company, any other Representative or other Person acting on behalf of the Company or any of its Subsidiaries has (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions, any provision of the UK Bribery Act of 2010 or any other Law relating to bribery, corruption, fraud or improper payments (the “Anti-Corruption Laws”); (ii) made, offered to make, promised to make, facilitated or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful advantage or payment or gift of money or anything of value, regardless of form or amount, to any Person for the purpose of securing an unlawful advantage, inducing the recipient to violate an official or lawful duty, reward the recipient for an unlawful advantage already given, or for any other improper purpose; (iii) requested, agreed to receive, or accepted a payment, gift or hospitality from a Person if it is known or suspected that it is offered with the expectation that it will obtain a business advantage for them; (iv) established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties; (v) to the knowledge of the Company, been or is, under administrative, civil, or criminal investigation, indictment, information, suspension, debarment, or audit by any party, in connection with alleged or possible violations of any Anti-Corruption Laws; (vi) since January 1, 2022, received written notice from, or made a voluntary disclosure to, any Governmental Entity with regard to any alleged or potential violations of any Anti-Corruption Laws; or (vii) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery. None of the Representatives of the Company are (A) an employee of any Governmental Entity, (B) an employee of any commercial enterprise that is owned or controlled by a Governmental Entity, including any state-owned or controlled university or medical facility, (C) an employee of any public international organization, such as the International Monetary Fund, the United Nations or the World Bank, (D) a Person acting as the director of or in an official capacity for any Governmental Entity, enterprise, or organization identified above, or (E) any official of a political party or candidate for political office.

(j) Since January 1, 2022, none of the Company, its Subsidiaries or their respective directors, officers or employees, or, to the knowledge of the Company, any other Representative or Person acting at the direction of or on behalf of the Company or any of its Subsidiaries with respect to any Product: (i) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program, (ii) has been debarred, excluded or suspended from participation in any Federal Health Care Program, (iii) has had a civil monetary penalty assessed against it, him or her under 42 U.S.C. §1320a-7a, (iv) is currently listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies, (v) has received written notice that it is the target of any investigation relating to any Federal Health Care Program-related offense or (vi) to the knowledge of the Company, has engaged in any activity that is in violation of, or is cause for civil penalties, debarment or mandatory or permissive exclusion under federal or state Laws.

(k) None of the Company, any of its Subsidiaries, any officer, director or employee of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other Representative acting at the direction of or on behalf of the Company or any of its Subsidiaries, is a Person that is, or is owned or controlled by Persons that are (i) the subject of any economic sanctions administered or enforced by the United States Department of Treasury’s Office of Foreign Assets Control, the United States Department of State, Her Majesty’s Treasury or any applicable prohibited party list maintained by any United States Governmental Entity, the European Union or Her Majesty’s Treasury or (ii) organized or resident in a country or region that is the subject of such sanctions. Since January 1, 2022, the Company and its Subsidiaries have been in compliance in all material respects with all applicable export controls, economic sanctions, and antiboycott Laws.

Section 2.23 Privacy and Security.

(a) Each of the Company, its Subsidiaries and their respective officers, employees, and any third party Processing Personal Information on their behalf (“Data Partners”), comply in all material respects with and have at all times complied in all material respects with all applicable (i) Privacy Laws, (ii) policies, notices and/or statements related to the Personal Information (“Privacy Policies”), and (iii) contractual commitments related to the Processing of Personal Information (collectively (i) through (iii), the “Privacy Requirements”). All Personal Information (including the Personal Information of clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, and pharmacists) has been Processed by the Company and its Subsidiaries in compliance in all material respects with the Privacy Requirements.

(b) Each of the Company and its Subsidiaries have in place, and require the Data Partners to have in place, appropriate rules, policies, and procedures for the Processing of Personal Information that comply in all material respects with all applicable Privacy Requirements.

(c) Each of the Company and its Subsidiaries has, in accordance with all applicable Privacy Requirements: (i) provided, where required, individuals with relevant and accurate information, including making accessible a Privacy Policy to individuals prior to collection of any Personal Information; (ii) obtained, where required, individuals’ valid consent in relation to the Processing of their Personal Information; (iii) implemented and complied in all material respects with their respective audit, training and, where required, data protection impact assessment procedures; (iv) where the Company or any of its Subsidiaries has engaged a Data Partner, entered into data processing agreements which comply in all material respects with the requirements of applicable Privacy Requirements; (v) where the Company or any of its Subsidiaries acts as a processor, entered into a data processing agreement which complies in all material respects with the requirements of applicable Privacy Laws and complied in all material respects with all contractual obligations thereunder; and (vi) stored Personal Information for no longer than is necessary for the purposes for which Personal Information is processed pursuant to a data retention policy implemented in compliance with the Privacy Requirements.

(d) Neither the Company nor any of its Subsidiaries, and to the knowledge of the Company, nor the Data Partners has been and are not currently: (i) under audit or investigation by any Governmental Entity, including regarding the Processing of Personal Information, or (ii) subject to any third party notification, claim, complaint, demand, audit or action in relation to Personal Information, including a notification, claim, complaint, demand, or action alleging that the Company or any of its Subsidiaries has Processed Personal Information in violation of the Privacy Requirement.

(e) Each of the Company and its Subsidiaries have, and have required all Data Partners to have, implemented appropriate technical, physical, and organizational measures and security systems and technologies that meets or exceeds all data security requirements and standards for the industry and complies with applicable Privacy Requirements to (i) ensure the integrity and security of such Personal Information and all Company data and (ii) prevent any accidental, unlawful or unauthorized destruction, loss, alteration, corruption, modification, unauthorized access or disclosure, or other misuse (a “Security Incident”) thereto, in compliance with all applicable Privacy Laws.

(f) Neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any Data Partners, have experienced any Security Incidents, and the Company is not aware of any facts suggesting the likelihood of the foregoing, including any breach of security. Neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any Data Partners has (i) notified or been required to notify any customer, consumer, employee, Governmental Authority, or other Person of a Security Incident, or (ii) received any notice, inquiry, request, claim, complaint, correspondence or other communication from, or been the subject of any investigation or enforcement action by, any Governmental Authority or other Person relating to a Security Incident. No circumstance has arisen in which Privacy Requirements would require the Company or any of its Subsidiaries to notify a Person or Governmental Entity of a data security breach or security incident.

(g) The Company maintains insurance coverage containing industry standard policy terms and limits that are appropriate to the risk of liability relating to any Security Incident, unauthorized Processing of Personal Information, or violation of the Privacy Requirements, and no material claims have been made under such insurance policy(ies).

(h) The execution, delivery and performance of this Agreement will not: (a) violate or breach any Privacy Requirements; (b) require the consent or provision of notice to any Person concerning such Person’s Personal Information; or (c) otherwise prohibit or limit the transfer for Personal Information to Parent. Upon execution of this Agreement, Parent shall continue to have the right to use and Process any Personal Information Processed by the Company and its Subsidiaries immediately prior to the date of this Agreement in order to be able to operate the Company in the Ordinary Course of Business.

(i) Neither the Company nor its Subsidiaries is a “covered entity” or “business associate” as those terms are defined in 45 C.F.R. § 160.103.

Section 2.24 Brokers. No broker, investment banker, financial advisor or other Person, other than Centerview Partners, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has furnished to Parent a true and complete copy of any Contract between the Company and Centerview Partners pursuant to which Centerview Partners could be entitled to any payment from the Company of any of its Subsidiaries relating to the transactions contemplated hereby.

Section 2.25 Opinion of Financial Advisor. The Company has received the written opinion of Centerview Partners, dated the date of this Agreement, to the effect that, as of such date, the Offer Price is fair, from a financial point of view, to the holders of Shares, and such opinion has not been withdrawn, revoked or modified. A signed true and complete copy of such opinion has been or will promptly be provided to Parent.

Section 2.26 Related Party Transactions. No present or former director, executive officer, shareholder, partner, member, employee, consultant, or Affiliate of the Company or any of its Subsidiaries, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Related Party”), is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K (an “Affiliate Transaction”) that has not been so disclosed. Any Affiliate Transaction as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to the Company or any of its Subsidiaries as would have been obtainable by the Company in a similar transaction with an unaffiliated third party.

Section 2.27 Suppliers and Manufacturers. Section 2.27 of the Company Disclosure Letter sets forth a true, correct and complete list of the top 10 suppliers and third-party manufacturers (the “Top Suppliers”) by the aggregate amounts paid by the Company and its Subsidiaries during the 12 months ended December 31, 2022. Since December 31, 2022, (a) there has been no termination of the business relationship of the Company or its Subsidiaries with any Top Supplier, (b) there has been no material change in the material terms of its business relationship with any Top Supplier adverse to the Company or its Subsidiaries and (c) no Top Supplier has notified the Company or any of its Subsidiaries that it intends to terminate or change the pricing or other terms of its business in any material respect adverse to the Company or its Subsidiaries.

Section 2.28 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article II or in any certificate delivered by the Company to Parent in accordance with the terms hereof, none of the Company, any of its Affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent or its Representatives or Affiliates in connection with the Offer or any of the other transactions contemplated by this Agreement, including the accuracy or completeness thereof. In connection with Parent’s investigation of the Company, Parent may have received from or on behalf of the Company certain projections and other forecasts and plans, and the Company makes no representations and warranties whatsoever with respect to such projections and other forecasts and plans (including the reasonableness of the assumptions underlying such projections and other forecasts and plans).

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the corresponding section or subsection of the Disclosure Letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), Parent represents and warrants to the Company as follows:

Section 3.1 Organization, Standing and Power. Parent (a) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation and (b) has all requisite organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of clause (b) as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that materially impairs the ability of Parent to consummate, or prevents or materially delays Parent’s ability to effect, the Offer or any of the other transactions contemplated by this Agreement.

Section 3.2 Authority. Parent has all necessary organizational power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Offer and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the Offer and the other transactions contemplated hereby have been duly authorized by all necessary organizational action on the part of Parent and no other organizational proceedings on the part of Parent are necessary to approve this Agreement or to consummate the Offer and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Company and the other parties thereto, this Agreement constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 3.3 No Conflict; Consents and Approvals.

(a) Neither the execution, delivery and performance of this Agreement by Parent, nor the consummation of the Offer and the other transactions contemplated hereby and compliance by Parent with the provisions hereof will, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the certificate of incorporation or bylaws or equivalent organizational documents of Parent, (ii) any Contract to which Parent is a party by which Parent or any of its properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 3.3(b), any Law or any rule or regulation of the Nasdaq Global Select Market applicable to Parent or by which Parent or any of its properties or assets may be bound, except as, in the case of clauses (ii) and (iii) as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent in connection with the execution, delivery and performance of this Agreement by Parent or the consummation by Parent of the Offer and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the HSR Act and any Foreign Antitrust Laws set forth on Section 3.3(b) of the Company Disclosure Letter, (ii) such filings and reports as required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” Laws, (iii) any filings required under the rules and regulations of the Nasdaq Global Select Market and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.4 Certain Information. The Offer Documents will not, at the respective times they are first filed with the SEC, amended or supplemented or first published, distributed or disseminated to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents will comply in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to statements included or incorporated by reference in the Offer Documents based on information supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference therein. None of the information supplied or to be supplied by or on behalf of Parent specifically for inclusion or incorporation by reference in the Schedule 14D-9 or the Shareholder Approval Invitation will, at the time it is first published, distributed or disseminated to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to statements included or incorporated by reference in the Schedule 14D-9 or Shareholder Approval Invitation based on information supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

Section 3.5 Absence of Litigation. There is no Action pending or, to the knowledge of Parent, threatened against Parent, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.6 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, other than any such arrangements the fees and expenses of which shall be the sole responsibility of Parent.

Section 3.7 Ownership of Shares. Neither Parent nor any of Parent’s Subsidiaries directly or indirectly owns, and at all times for the past three years, neither Parent nor any of Parent’s controlled Subsidiaries has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock.

Section 3.8 Adequacy of Funds. Parent has, and will, as of the Acceptance Time, have, access to sufficient funds to consummate the Offer and the other transactions contemplated hereby on the terms and subject to the conditions contemplated by this Agreement.

Section 3.9 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III or in any certificate delivered by Parent to the Company in accordance with the terms hereof, neither Parent nor any of its Affiliates, or any other Person on behalf of Parent makes, any express or implied representation or warranty with respect to Parent or its business or with respect to any other information provided, or made available, to the Company, or its Representatives or Affiliates in connection with the Offer or any of the other transactions contemplated by this Agreement, including the accuracy or completeness thereof. In connection with the Company’s investigation of Parent, the Company may have received from or on behalf of Parent certain projections and other forecasts and plans, and Parent makes no representations and warranties whatsoever with respect to such projections and other forecasts and plans (including the reasonableness of the assumptions underlying such projections and other forecasts and plans).

ARTICLE IV.

COVENANTS

Section 4.1 Preparation of Shareholder Approval Invitation; Shareholder Meeting.

(a) As promptly as practicable after the date hereof, the Company shall (i) establish a date for the Company Shareholder Meeting for the purpose of obtaining the Company Shareholder Approval and (ii) publish and make available to the shareholders of the Company the invitation for the Company Shareholder Meeting together with all required documents (such as proxy forms) in accordance with applicable Law and the Company Articles (the “Shareholder Approval Invitation”).

(b) Each of the Company and Parent shall furnish all information concerning such person and its Affiliates to the other as may be reasonably requested in connection with the preparation, publication and distribution of the Shareholder Approval Invitation. Prior to publishing or making available the Shareholder Approval Invitation (or any amendment or supplement thereto), the Company (i) shall provide Parent an opportunity to review and comment on such documents, (ii) shall consider in good faith all such comments reasonably proposed by Parent and (iii) shall not publish or mail such documents prior to receiving the approval of Parent. If, at any time prior to the Company Shareholder Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Shareholder Approval Invitation, so that the Shareholder Approval Invitation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and an appropriate amendment or supplement describing such information shall be, to the extent required by applicable Law, disseminated to the shareholders of the Company in accordance with applicable Law and the Company Articles. Except in connection with an Adverse Recommendation Change expressly permitted by Section 4.3, no amendment or supplement to the Shareholder Approval Invitation shall be made by the Company without the approval of Parent.

(c) The Company agrees that the Shareholder Approval Invitation shall comply as to form in all material respects with all requirements of applicable Law and the Company Articles and that none of the information included or incorporated by reference in the Shareholder Approval Invitation shall, at the date the Shareholder Approval Information is published or mailed to the Company shareholders or at the time of the Company Shareholder Meeting, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by the Company with respect to statements made in the Shareholder Approval Invitation based on information supplied in writing by or on behalf of Parent specifically for inclusion or incorporation for reference therein. Parent agrees that no information supplied in writing by or on behalf of Parent specifically for inclusion or incorporation for reference in the Shareholder Approval Invitation shall, at the date the Shareholder Approval Invitation is published or mailed to the shareholders of the Company or at the time of the Company Shareholder Meeting, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d) Notwithstanding anything to the contrary in this Agreement, the Company shall be permitted to postpone the Company Shareholder Meeting if, but only if, (i) the Company Board has determined in good faith (after consultation with outside legal counsel) that such delay is required (A) by applicable Law or (B) to allow for the dissemination of any supplement or amendment to the Shareholder Approval Invitation that is required to be disseminated under applicable Law or (ii) the Company is required to do so by a court of competent jurisdiction in connection with any Legal Proceeding commenced after the date hereof against the Company or any of its directors (in their capacity as such) by any Company Shareholders relating to this Agreement or transactions contemplated hereby. To the extent permitted by applicable Law, the Company may (and will, if directed by Parent) postpone the Company Shareholder Meeting if there are not sufficient affirmative votes at such meeting to adopt to obtain the Company Shareholder Approval. In no event shall the record date of the Company Shareholder Meeting be changed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except if the Company Shareholder Meeting is postponed in accordance with the terms set forth herein. The Shareholder Approval Invitation shall include the proposals of the Company Board to adopt the Articles Amendment, the Board Modification, and, subject to the occurrence of the Acceptance Time and satisfaction of the applicable requirements under

Nasdaq Rules, the Delisting, as well as the Company Board’s recommendation to approve such proposals. Except to the extent an Adverse Recommendation Change expressly permitted by Section 4.3 has been effected, (1) the Company Board shall include the Company Board Recommendation in the Shareholder Approval Invitation and (2) the Company shall use its reasonable best efforts to solicit votes of the Company shareholders in favor of obtaining the Company Shareholder Approval to the extent permitted by applicable Law. Without limiting the generality of the foregoing, but subject to Section 4.3 and the Company’s rights to terminate this Agreement under the circumstances set forth in Section 5.1(d)(ii), the Company agrees that its obligations pursuant to this Section 4.1(d) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Acquisition Proposal. To the extent permitted by applicable Law, the Company shall provide updates to Parent with respect to the Company Shareholder Meeting, as reasonably requested by Parent.

Section 4.2 Conduct of Business. During the period from the execution of this Agreement to the Acceptance Time, except as consented to in writing in advance by Parent which consent shall not be unreasonably withheld, delayed or conditioned, or as otherwise specifically required by this Agreement, the Company shall, and shall cause each of its Subsidiaries to (x) carry on its business in the Ordinary Course of Business and in compliance with all applicable Laws and (y) use commercially reasonable best efforts to preserve intact its business organization, preserve its assets, Permits, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors, Collaboration Partners, and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the execution of this Agreement to the Acceptance Time, except (1) as set forth in Section 4.2 of the Company Disclosure Letter, (2) as consented to in writing in advance by Parent which consent shall not be unreasonably withheld, delayed or conditioned (unless such consent would violate applicable Law, including Antitrust Law, in which case consent shall not be required) or (3) as otherwise specifically required by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its Shares or other equity interests, except for dividends by a wholly owned Subsidiary of the Company to its parent, (ii) purchase, redeem or otherwise acquire shares or other equity interests of the Company (except in accordance with the terms of a Company Restricted Share Purchase Agreement) or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (iii) split, combine, reclassify or otherwise amend the terms of any of its Shares or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Shares or other equity interests;

(b) except as set forth on Section 4.2(b) of the Company Disclosure Letter, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any Shares or other equity interests or any securities convertible into, exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive Shares of the Company on a deferred basis or other rights linked to the value of Shares, including pursuant to Contracts as in effect on the date hereof (other than the issuance of Shares upon the exercise, vesting or settlement of Company Stock Options or Company RSU Awards outstanding on the Measurement Date in accordance with their terms as in effect on such date, and (iii) the issuance of Shares upon the exercise of the Company Warrants or the conversion rights under the Existing Credit Agreements);

(c) amend or otherwise change, or authorize or propose to amend or otherwise change the Company Articles or similar organizational documents of the Company or any of its Subsidiaries (other than proposed by the Company Board to the Annual Company Shareholder Meeting prior to the date hereof or validly proposed by one or more shareholders of the Company and approved by the general meeting of shareholders of the Company against the recommendation of the Company Board);

(d) directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (ii) any assets that are otherwise material to the Company except, in the case of any of the foregoing (A) in the Ordinary Course of Business (including entering into non-exclusive license agreements in the Ordinary Course of Business), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company, or (C) as provided for in the Company’s capital expenditure budget set forth in Section 4.2(h) of the Company Disclosure Letter;

(e) directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien or otherwise dispose in whole or in part of any of its properties, assets or rights or any interests therein, except sales of inventory in the Ordinary Course of Business or pursuant to the capital expenditure budget set forth in Section 4.2(h) of the Company Disclosure Letter;

(f) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(g) (i) incur, create, assume or otherwise become liable for, or repay or prepay, in each case, any Indebtedness, or amend, modify or refinance any Indebtedness or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company except for (A) short-term borrowings, of not more than $500,000 in the aggregate, incurred in the Ordinary Course of Business or (B) advances to employees and consultants for travel and other business-related expenses of not more than $50,000 in the aggregate;

(h) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto except that the Company may make capital expenditures (i) provided for in the capital expenditure budget set forth in Section 4.2(h) of the Company Disclosure Letter, and (ii) that are consistent with past practice and solely for purposes of maintaining, repairing or replacing equipment used in the manufacturing process, that do not exceed $250,000 individually and $500,000 in the aggregate;

(i) (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the Ordinary Course of Business or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Documents filed prior to the date hereof (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the Ordinary Course of Business, (ii) cancel or otherwise forgive any Indebtedness owed to the Company or any of its Subsidiaries (including loans made to Service Providers) or (iii) waive, release, grant or transfer any right of material value;

(j) (i) modify, amend, terminate, waive, release or assign any rights under, cancel, extend, determine not to renew, or exercise any material option under any Material Contract, (ii) enter into any Contract that if in effect on the date hereof would be a Material Contract, or (iii) amend or modify any Contract in existence on the date hereof that, after giving effect to such amendment or modification, would be a Material Contract;

(k) convene any ordinary general meeting or extraordinary general meeting (or any postponement thereof) of the Company’s shareholders other than the Annual Company Shareholder Meeting and the Company Shareholder Meeting or to the extent required by an order of a court of competent jurisdiction or validly requested by one or several shareholders of the Company;

(l) commence any Action (other than an Action as a result of an Action commenced against the Company or any of its Subsidiaries), or compromise, settle or agree to settle any Action that results solely in a monetary obligation involving only the payment of monies by the Company of not more than $1,000,000 in the aggregate, except with respect to a breach of this Agreement or any other agreements contemplated hereby;

(m) change its financial accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, or revalue any of its material assets;

(n) change its fiscal year;

(o) settle or compromise any material liability for Taxes other than consistent with past practice applying for the waiver of issuance stamp duty according to article 12 of the Swiss Stamp Duties Act make, revoke or modify any material Tax election; surrender any right to claim a material Tax refund; consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of a material amount of Taxes; fail to pay any material amount of Taxes when due or fail to file any income or other material Tax Return when due (taking into account any valid extensions); enter into any Tax ruling or Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other similar agreement which will remain in force after the Acceptance Time (in each case, other than a contract (such as a loan agreement or lease agreement) entered into in the Ordinary Course of Business that is not primarily related to Taxes); or change any material method of accounting for Tax purposes;

(p) except as set forth on Section 4.2(p) of the Company Disclosure Letter, and other than as required by any Company Plan as in effect on the date of this Agreement or by applicable Law, (i) increase the compensation or benefits of any Service Provider, other than in the Ordinary Course of Business consistent with past practice with respect to any Service Provider whose total annual cash compensation opportunity does not exceed $250,000, provided that any such increases do not exceed, (x) in the aggregate, 5% of the total annual target cash compensation for all Services Providers and (y) with respect to any individual Service Provider, 10% of such Service Provider’s total annual target cash compensation, (ii) grant or pay to any Service Provider any severance, termination, retention, change in control, transaction or similar payments or benefits, (iii) establish, adopt, enter into, amend in any material respect or terminate any Company Plan or any collective bargaining agreement, other than offer letters, employment agreements or consulting agreements that do not include severance protections or change in control payments with respect to any Service Provider whose total annual cash compensation opportunity does not exceed $250,000, (iv) take any action to amend or waive any performance or vesting criteria or accelerate the vesting, exercisability, funding or payment of any compensation or benefit under any Company Plan or other Contract other than as set out in this Agreement or (v) hire or terminate (other than for cause or due to death or disability) any Service Provider whose annual cash compensation opportunity exceeds $250,000, except that the Company or its relevant Subsidiary may enter into any replacement arrangements for a Service Provider;

(q) fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries as currently in effect;

(r) terminate, allow to lapse or expire, suspend, modify or otherwise take any step to limit the effectiveness or validity of, or fail to maintain as valid and in full force and effect, any Permit (including all Company Permits);

(s) enter into any new lease or license or amend the terms of any existing lease or license of real property except for in the Ordinary Course of Business;

(t) (i) sell, assign, transfer all or any portion of, mortgage, encumber or create or incur any Lien on the Owned Company Intellectual Property, (ii) grant any licenses of Intellectual Property, (iii) abandon, permit to lapse or cease to prosecute or maintain any of the Company Registered IP or any other Company Intellectual Property, or (iv) disclose to any third party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, any material trade secret of the Company or any of its Subsidiaries that is included in the Company Intellectual Property in a way that results in loss of material trade secret protection thereon, except for any such disclosures made as a result of publication of a patent application filed by the Company or any of its Subsidiaries or in connection with any required regulatory filing;

(u) adopt or implement any shareholder rights plan or similar arrangement;

(v) take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result in any of the Offer Conditions not being satisfied;

(w) other than in the Ordinary Course of Business (which, for the avoidance of doubt, shall not include any activities related to Apraglutide) (i) commence, alone or with any third party, any research program or pre-clinical or clinical study that has not been disclosed to Parent prior to the date of this Agreement, (ii) unless mandated by any Governmental Entity, discontinue, terminate or suspend any ongoing material research program or clinical study or (iii) make any change to, discontinue, terminate or suspend any ongoing material clinical study, in each case, relating to the Products; or

(x) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Acceptance Time. Prior to the Acceptance Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business, assets and operations.

Section 4.3 No Solicitation.

(a) During the period from the execution of this Agreement through the Acceptance Time, the Company shall not, and shall cause its Subsidiaries and its and their directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (collectively, “Representatives”) to not directly or indirectly (i) whether publicly or otherwise, solicit, initiate, endorse, encourage or facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to, facilitate the making of or assist in the submission of any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Parent or any designees or Representatives of Parent) any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal, (iii) furnish to any Person (other than Parent or any designees or Representatives of Parent) any non-public information relating to the Company, or afford to any Person (other than Parent or any designees or Representatives of Parent) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company, in any such case with the intent to, or that would reasonably be expected to, facilitate the making, submission or announcement of any proposal that constitutes or would reasonably be likely to lead to an Acquisition Proposal, (iv) enter into any merger agreement, purchase agreement, letter of intent or similar agreement with respect to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement entered into pursuant to Section 4.3(b)) or (v) resolve, agree or propose to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person (other than Parent or any designees or Representatives of Parent) conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement.

(b) Notwithstanding Section 4.3(a), if at any time following the execution of this Agreement and prior to the Acceptance Time, (1) the Company receives a written bona fide Acquisition Proposal, (2) such Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 4.3, (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (4) the Company Board determines in good faith (after consultation with outside legal counsel and financial advisors) that the failure to take the actions referred to in clause (x) or (y) below would reasonably be likely to result in a breach of its fiduciary duties to the Company and its shareholders under applicable Law, then the Company may (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement containing confidentiality terms substantially similar to, and no less favorable to the Company than, those set forth in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”); provided, that (I) the Company shall provide Parent a redacted copy of each confidentiality agreement the Company has executed in accordance with this Section 4.3 concurrently with the execution thereof and (II) that any non-public information provided to any such Person shall have been previously provided to Parent or shall be provided to Parent prior to the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal. The Company shall not provide (and shall not permit any of its Representatives to provide) any commercially or competitively sensitive non-public information in connection with the actions permitted by this Section 4.3(b), except in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on the Company, which procedures shall be consistent in all material respects with the Company’s practices in dealing with the disclosures of such information to Parent or its Representatives.

(c) Neither the Company Board nor any committee thereof shall: (i) (A) withdraw (or modify, amend or qualify in any manner adverse to Parent), or fail to include in the Schedule 14D-9, the Company Board Recommendation, (B) recommend or otherwise declare advisable the approval by the Company shareholders of any Acquisition Proposal, or upon a request to do so by Parent, fail to publicly reaffirm the Company Board Recommendation within 10 Business Days after the date any Acquisition Proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to the Company’s shareholders, (C) if any Acquisition Proposal is structured as a tender offer or exchange offer for the Shares and is commenced pursuant to Rule 14d-2 under the Exchange Act (other than by Parent or an Affiliate of Parent), fail to recommend, within 10 Business Days after such commencement, against acceptance by the Company shareholders of such tender offer or exchange offer, (D) resolve, agree or propose to take any such actions, or (E) make any public announcements with respect to the foregoing matters (each such action set forth in this Section 4.3(c)(i) being referred to herein as an “Adverse Recommendation Change”); or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal, or resolve, agree or propose to take any such actions.

(d)

(i) Notwithstanding Section 4.3(c), at any time prior to the Acceptance Time, in response to an Acquisition Proposal received after the date hereof that was unsolicited and did not otherwise result from a breach of this Section 4.3 and that the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, the Company Board may, if the Company Board determines in good faith (after consultation with outside legal counsel and financial advisors) that the failure to do so would reasonably be likely to result in a breach of its fiduciary duties under applicable Law or otherwise violate applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to this Section 4.3, (x) make an Adverse Recommendation Change and (y) cause the Company to terminate this Agreement in accordance with Section 5.1(d)(ii) and concurrently enter into a binding and definitive Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company may not make an Adverse Recommendation Change in response to a Superior Proposal or terminate this Agreement pursuant to Section 5.1(d)(ii) unless:

(a) the Company notifies Parent in writing at least four Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other related transaction documents (it being understood and agreed that any amendment to any of the terms of such Superior Proposal shall require a new written notice by the Company and a new five Business Day period); and

(b) if Parent makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisors) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would reasonably be likely to result in a breach of its fiduciary duties under applicable Law or otherwise violate applicable Law.

(ii) During the four Business Day period prior to its effecting an Adverse Recommendation Change or terminating this Agreement as referred to above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including payment of the Termination Fee pursuant to Section 5.3(b), if applicable).

(e) In addition to the obligations of the Company set forth in Section 4.3(a), Section 4.3(b), Section 4.3(c) and Section 4.3(d), the Company promptly (and in any event within 36 hours) shall advise Parent in the event the Company or any of its Subsidiaries or Representatives receives (i) any indication by any Person that it is considering making an Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal, or (iii) any proposal or offer that is or is reasonably likely to lead to an Acquisition Proposal, in each case together with a summary description of the material terms and conditions of and facts surrounding any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. The Company shall, upon written request from Parent, keep Parent informed (orally or in writing) of the status and details of any such Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation.

(f) The Company agrees that any violation of the restrictions set forth in this Section 4.3 by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a material breach of this Agreement by the Company.

(g) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the execution of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 4.3, and represents that neither it nor any of its Subsidiaries is a party to any such agreement.

(h) Nothing contained in Section 4.3 shall prohibit the Company from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change (including for purposes of Section 5.1(c)(ii)) unless the Company Board expressly reaffirms the Company Board Recommendation in such disclosure and expressly rejects any applicable Acquisition Proposal.

(i) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer with respect to any transaction or series of related transactions by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) relating to, in a single transaction or series of related transactions, any (a) acquisition or license of assets of the Company equal to 10% or more of the assets or consolidated assets of the Company and its Subsidiaries or to which 10% or more of the revenues or earnings of the Company and its Subsidiaries are attributable, (b) acquisition of 10% or more of the outstanding Shares, (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 10% or more of the outstanding Shares or other voting securities representing 10% or more of the combined voting power of the Company, (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 10% or more of the outstanding Shares or other voting securities representing 10% or more of the combined voting power of the Company or (e) acquisition or exclusive license of all or substantially all of the rights to the Company Product in any jurisdiction, in each case other than the Transactions; and

(ii) “Superior Proposal” means any unsolicited bona fide written Acquisition Proposal that did not result from a breach of Section 4.3 that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), is more favorable to the Company or its shareholders than the Offer and the other transactions contemplated by this Agreement, taking into account (A) any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination, and (B) those factors and matters deemed relevant in good faith by the Company Board (or any committee thereof), which factors shall include: (x) the identity of the Person making the proposal; (y) the likelihood of consummation in accordance with the terms of such Acquisition Proposal; and (z) the legal, financial (including the financing terms, any breakup fees and expense reimbursement provisions), regulatory, timing and other aspects of such Acquisition Proposal, including the reasonable likelihood to receive all required governmental approvals on a timely basis; provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “10%” shall be deemed to be references to “50%”.

Section 4.4 Access to Information; Confidentiality. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours, during the period prior to the Acceptance Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent: (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of foreign, federal or state securities Laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request (including Tax Returns filed and those in preparation and the workpapers of its auditors); provided, however, that the foregoing shall not require the Company to disclose any information to the extent such disclosure would contravene applicable Law, and provided that the Company shall be permitted to provide any such information electronically or by other remote access where practicable. All such information shall be held confidential in accordance with the terms of the Non-Disclosure Agreement between Parent and the Company dated as of March 29, 2023 (the “Confidentiality Agreement”). No investigation pursuant to this Section 4.4 or information provided, made available or delivered to Parent pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 4.5 Standard of Efforts; Governmental Approvals.

(a) Subject to the terms and conditions provided herein, each party agrees to use (and shall cause its respective Subsidiaries to use) its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Entity all documentation to effect all necessary notices, reports and other filings and (ii) obtaining as promptly as practicable and maintaining all Permits necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement; provided that in no event shall Parent be obligated to, and none of Company or any of its Subsidiaries shall, be obligated to, and shall not, without the prior written consent of Parent, agree to or proffer, any consent fee, concession or other modification to the terms and conditions of any Contract in order to obtain the Permits contemplated by clause (ii). The Company and Parent agree that they will consult with each other with respect to the obtaining of all such necessary Permits and (1) the Company shall have the right to review and approve in advance all characterizations of the information relating to the Company and its Subsidiaries, (2) Parent shall have the right to review and approve in advance all characterizations of the information relating to Parent, and (3) each of the Company and Parent shall have the right to review and approve in advance all characterizations of the information relating to the transactions contemplated by this Agreement, in each case, that appear in any filing made in connection with the transactions contemplated by this Agreement.

(b) In furtherance of, and not in limitation of the foregoing, each of the Company and Parent (and their respective controlled Affiliates, if applicable) shall: (i) as promptly as practicable, and in any event within 7 Business Days (or such other time as mutually agreed by the parties) after the date hereof, file or cause to be filed with the United States Federal Trade Commission (“FTC”) and the United States Department of Justice (“DOJ”) any notifications required to be filed under the HSR Act with respect to the transactions contemplated by this Agreement, (ii) as promptly as practicable after the date hereof, make appropriate filings pursuant to any Foreign Antitrust Law set forth on Section 4.5(b) of the Company Disclosure Letter and (iii) supply as promptly as practicable any additional information and documentary material that may be requested and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods or obtain any required authorizations under such Antitrust Laws as soon as practicable. Neither Parent nor the Company will commit to or agree with the FTC or DOJ or any other Governmental Entity to not consummate the transactions contemplated by this Agreement for any period of time, or to stay, toll or extend, directly or indirectly, any applicable waiting period under the HSR Act or other applicable Antitrust Law, and will not pull and refile any filing made under the HSR Act, in each case without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed).

(c) Each party will (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry with respect to the transactions contemplated by this Agreement, (ii) promptly notify the other party of any communication received from, or given to, any Governmental Entity with respect to the transactions contemplated by this Agreement and keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, or other communication, (iii) subject to applicable Law, and to the extent practicable, permit the other party to review in advance any proposed communication by it to any Governmental Entity with respect to the transactions contemplated by this Agreement, and incorporate the other party’s reasonable comments, (iv) not agree to participate in any substantive meeting or discussion with any Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend, and (v) furnish the other party with non-confidential copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives on one hand, and any such Governmental Entity or its staff on the other hand, with respect to this Agreement or the transactions contemplated by this Agreement. Materials required to be provided pursuant to this Section 4.5 may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements; and (iii) as necessary to preserve attorney-client or other legal privilege concerns. Each party, as each deems advisable and necessary, may designate any competitively sensitive material provided to the other under this Section 4.5 as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient unless express written permission is obtained in advance from the source of the materials or its legal counsel. The parties shall use their respective best efforts to certify substantial compliance (in accordance with Section 18a.(e)(2) of the HSR Act) with any requirement to submit additional information or documentary material relevant to the transactions contemplated by this Agreement issued pursuant to Section 18a.(e) of the HSR Act (a “Second Request”) within 60 days of the receipt of such Second Request by the parties from the relevant Governmental Entity.

(d) At Parent’s request, the Company shall give (or shall cause its applicable Subsidiary to give) any notices to third parties, and use, and cause each of its Subsidiaries to use, reasonable best efforts to obtain any third party consents, approvals or waivers required to be obtained under any Material Contracts or other Contracts in connection with and contingent upon the consummation of the transactions contemplated by this Agreement; provided that neither the Company nor any of its Subsidiaries shall, without the prior written consent of Parent, agree to, or proffer, any consent fee, concession or other modification to the terms and conditions of any Contract in order to obtain any such consent. The Company shall coordinate and cooperate with Parent in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts in connection with the consummation of the transactions contemplated by this Agreement and seeking any such actions, consents, approvals or waivers.

(e) Notwithstanding the foregoing or any other provision of this Agreement, (i) nothing in this Section 4.5 shall limit any applicable rights a party may have to terminate this Agreement pursuant to Article V and (ii) in no event shall Parent be required to offer, accept or agree to, and the Company shall not be required to offer, accept or agree to, and shall not, without Parent’s prior written consent, offer, accept or agree to (1) divest, dispose of or hold separate, or cause any of the Company’s Subsidiaries to dispose of or hold separate, any portion of the businesses, operations, assets or product lines of Parent, the Company or any of their respective Subsidiaries (or a combination of the respective businesses, operations, assets or product lines of Parent, the Company or any of their respective Subsidiaries), (2) restrict, prohibit or limit the ability of Parent, the Company or any of their respective Subsidiaries to conduct its business or own its assets, (3) restrict, prohibit or limit the ownership or operation by the Company, Parent or any of their respective Subsidiaries of all or any portion of the business or assets of Parent, the Company or any of their respective Affiliates in any part of the world, (4) cause Parent or any of its Subsidiaries to divest any Shares, or (5) impose limitations on the ability of Parent or any of its Subsidiaries effectively to acquire, hold or exercise full rights of ownership of, any Shares, including the right to vote the Shares acquired or owned by Parent or any of its Subsidiaries on all matters properly presented to the shareholders of the Company (any such action described in this clause (ii), a “Non-Required Remedy”). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or any of its Subsidiaries, or the Company, be obligated to (x) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity in connection with the transactions contemplated by this Agreement involving a Non-Required Remedy or (y) litigate or participate in the litigation of any Action, whether judicial or administrative, brought by any Governmental Entity challenging or seeking to restrain, prohibit or place conditions on the consummation of the Offer or the other transactions contemplated by this Agreement or the ownership or operation by Parent, the Company or any of their respective Subsidiaries of all or any portion of their respective businesses.

(f) Prior to the Acceptance Time, Parent shall not (and Parent shall cause each of its controlled Affiliates not to) acquire or agree to acquire, whether by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of such agreement, or the consummation of such transaction, acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, clearances, orders, declarations or approvals of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Entity entering, threatening to enter or increase the risk of not being able to remove or successfully challenge any permanent, preliminary or temporary injunction or other decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement or (iii) otherwise materially delay or impede the consummation of the transactions contemplated by this Agreement.

Section 4.6 Takeover Laws. The Company and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Offer or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Offer or any of the other transactions contemplated hereby, take all action necessary to ensure that the Offer and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Offer and the other transactions contemplated hereby.

Section 4.7 Shareholder Litigation. The Company shall promptly notify Parent of any shareholder litigation commenced or, to the knowledge of the Company, threatened against the Company or any of its directors or executive officers relating to this Agreement, the Offer or the other transactions contemplated hereby and shall keep Parent promptly and reasonably informed regarding any such litigation (including by providing copies of all pleadings with respect thereto).

The Company shall give Parent the opportunity to participate in the defense and settlement of any shareholder litigation against the Company or its officers or directors relating to any of the Offer or any of the other transactions contemplated by this Agreement and shall give due consideration to Parent’s views with respect thereto. The Company shall not enter into any settlement agreement in respect of any shareholder litigation against the Company or its directors or officers relating to the Offer or any of the other transactions contemplated hereby without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 4.8 Notification of Certain Matters.

(a) The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) any other notice or communication from any Governmental Entity in connection with the transactions contemplated hereby, (c) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby or (d) any change, condition or event (i) that renders or would reasonably be likely to render any representation or warranty of such party set forth in this Agreement (disregarding any materiality qualification contained therein) to be untrue or inaccurate in any material respect or (ii) that results or would reasonably be likely to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any of the Offer Conditions) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

(b) In furtherance of and not in limitation of any other provision of this Agreement, to the extent permitted by applicable Law, the Company will keep Parent informed on a current basis of any developments concerning Apraglutide and any material developments concerning any other Products (including the occurrence of any adverse event concerning Apraglutide and any serious adverse event concerning any other Products), meetings (including videoconferences or calls), conferences, discussions or negotiations relating to the Products (including in relation to any clinical trial relating to a Product). Without limiting the generality of the foregoing, to the extent permitted by applicable Law, the Company will (i) (A) promptly inform Parent of any meetings concerning Apraglutide and any material meetings concerning any other Products (including videoconferences or calls), conferences, filings, submissions, discussions, negotiations, correspondence or other activities or communications made by or on behalf of the Company or any of its Subsidiaries or any of their respective contract manufacturing organizations, contract research organizations or other Collaboration Partners to, between or with the FDA, the European Medicines Agency (“EMA”) or any other Governmental Entity performing functions similar to those performed by the FDA or EMA relating to any Product and (B) with respect to activities or communications relating to or concerning Apraglutide, not carry out or agree to carry out any of the foregoing activities or communications without prior consultation with Parent (and consider in good faith the views and comments of Parent in connection with, and reasonably in advance of, any such activity or communication, and, to the extent requested by Parent to participate in any such activity or communication), (ii) promptly furnish Parent with all such filings, submissions, and written correspondence and communications, and (iii) (A) without limiting the restrictions set forth in Section 4.2, promptly inform Parent of any change to any study protocol concerning Apraglutide and any material change to any study protocol concerning any other Products, adding any new trial, making any change to a manufacturing plan or process concerning Apraglutide or any material change to a manufacturing plan or process concerning any other Products, making any change to a development timeline or plan concerning Apraglutide or any material change to a development timeline or plan concerning any other Products, or initiating or making any change to Apraglutide or any material change to any other Product and (B) with respect to changes relating to or concerning Apraglutide, shall not carry out or agree to carry out any such change without prior consultation with Parent (and consider in good faith the views and comments of Parent in connection with, and reasonably in advance of, any such change).

Section 4.9 Indemnification, Exculpation and Insurance.

(a) With effect from the Acceptance Time, Parent and the Company (or its successor) agree to refrain from making and enforcing any claim against, to waive any claim against, and to release and discharge from any claim, and to procure that their respective Subsidiaries refrain from making and enforcing any claim against, waive any claim against, and release and discharge from any claim, each current or former director and officer of the Company and each current or former director representing the Company in its Subsidiaries, for damages any of them has or may have based on directors’ or officers’ liability arising out of any matter, cause or event occurring on or before the Acceptance Time; provided, that the foregoing shall not apply in connection with any fraud, willful acts or omissions of a director or officer, as the case may be.

(b) Parent agrees that all rights to indemnification existing as of the date hereof in favor of the current or former directors and officers of the Company as provided in the Company Articles and the Contracts with such directors and officers of the Company as provided to Parent and in effect on the date of this Agreement for acts or omissions occurring prior to the Acceptance Time shall be assumed and performed by the Company (or its successor) and its Subsidiaries and shall continue in full force and effect for a period of six years after the Acceptance Time with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable Law.

(c) For a period of six years after the Acceptance Time, Parent shall cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been heretofore made available to Parent) for acts or omissions occurring prior to the Acceptance Time; provided, that Parent may (i) substitute therefor policies of an insurance company the terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date hereof or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Acceptance Time); and provided, further, that in no event shall Parent or the Company be required to pay annual premiums for insurance under this Section 4.9(c) in excess of 300% of the most recent annual premiums paid by the Company for such purpose (which annual premiums are hereby represented and warranted by the Company to be as set forth in Section 4.9(c) of the Company Disclosure Letter), it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount.

(d) Following the Acceptance Time, subject to the occurrence of any fraud, willful acts or omissions by such current or former director or officer of the Company, Parent shall, or shall cause its respective Subsidiaries (including the Company (or its successor) and the Company’s Subsidiaries) holding Shares in the Company or shares in any of its Subsidiaries to, grant full discharge to each current or former director and officer of the Company and each current or former director representing the Company in its Subsidiaries at the next extraordinary and annual general meeting of shareholders for their term of office.

Section 4.10 Public Announcements. Each of the parties hereto agrees to consult with the other party before issuing, and give such other party a reasonable opportunity to review and comment upon, any press release or other public statements (including filings with the SEC) with respect to this Agreement, the Offer and the other transactions contemplated hereby and shall not issue any such press release or make any other public statements (including filings with the SEC) the other party’s written consent (such consent not to be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, or (b) to the extent consistent with prior press releases or public statements made pursuant to this Section 4.10. Each of the parties hereto agrees that, promptly following execution of this Agreement, (i) the Company and Parent shall issue an initial joint press release with respect to the transactions contemplated by this Agreement, in a form mutually agreed to by the Company and Parent, (ii) the Company shall (A) file a current report on Form 6-K with the SEC attaching such initial press release and copy of this Agreement as exhibits and (B) file a pre-commencement communication on Schedule 14D-9 with the SEC attaching such initial press release and (iii) Parent shall file a current report on Form 8-K and a pre-commencement communication on Schedule TO, each with the SEC attaching such initial press release.

Section 4.11 Stock Exchange Delisting; Deregistration. Prior to the Acceptance Time, the Company shall cooperate with Parent and use its commercially reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the Delisting and the Deregistration to occur as soon as practicable after the Acceptance Time, and in any event, at such time as determined by the Company Board as composed after the Acceptance Time in its discretion.

Section 4.12 Support of the Merger.

(a) Prior to the Acceptance Time and as requested by Parent, the Company shall use its commercially reasonable efforts to assist Parent and Merger Sub with the preparation of an interim balance sheet as of June 30, 2023 or such later date as requested by Parent, which statement shall be audited by the Company’s statutory auditors after the Acceptance Time.

(b) Following the Acceptance Time and provided that at such time Parent directly or indirectly has acquired or controls at least 90% of the then outstanding Shares of the Company (excluding any Shares held by the Company or any of its Subsidiaries), the Company shall use its commercially reasonable efforts to support any action requested by Parent and Merger Sub, as may be required to prepare, launch or execute the Merger.

Section 4.13 Employee Matters.

(a) From the Acceptance Time and for a period of twelve months following the Acceptance Time, Parent shall provide or cause any of its Affiliates to provide to each employee of the Company or any of its Subsidiaries as of immediately prior to the Acceptance Time during such Continuing Employee’s continued employment with Parent or any of its Affiliates on or after the Acceptance Time (each, a “Continuing Employee”) with (i) base salary or base wages, as applicable, and target short term incentive cash compensation opportunities, which, in each case, are no less favorable than those available to such Continuing Employees immediately prior to the Acceptance Time and (ii) health and welfare benefits that are no less favorable in the aggregate to such health and welfare benefits provided to employees of the Parent immediately prior to the execution of this Agreement.

(b) Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to: (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the limitations of any pre-existing condition, if any, under any employee benefit plan that is a health plan established or maintained by Parent with respect to the plan year in which the Acceptance Time occurs to the same extent satisfied or waived under a comparable Company Plan; and (ii) cause Continuing Employees to receive credit for purposes of eligibility (including for purposes of any vacation, sick, personal time off plans or programs) and vesting for years of service with Company (or its applicable Subsidiary), as applicable, prior to the Acceptance Time in the applicable employee benefit plans established or maintained by Parent, provided, however, that no such credit shall be provided (a) to the extent that such credit would result in duplication of benefits for the same period of service, (b) for purposes of benefit accrual under any defined benefit pension plan and/or (c) under any post-termination or retiree welfare plan.

(c) Prior to the Acceptance Time, the Compensation Committee of the Company Board shall have taken all steps as may be necessary to (i) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, any agreement, plan, program, arrangement or understanding entered into or established by the Company or any of its Subsidiaries with or on behalf of its officers, directors or employees, in each case, at or prior to the expiration time of the Offer, including any amendment or modification thereto, and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to such agreement, plan, program, arrangement or understanding.

(d) Nothing in this Section 4.13, express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, including any Service Provider or any beneficiary or dependent thereof, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement, (iii) shall create any obligation on the part of the Company, Parent or any of their respective Affiliates to employ or engage any Service Provider for any period following the Acceptance Time or otherwise interfere with Parent’s or any of its Affiliates’ right to terminate the employment or service of any Service Provider for any reason or (iv) shall limit the ability of the Company or any of its Affiliates (including, following the Acceptance Time, Parent and its Subsidiaries) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 4.14 Payoff. The Company shall use its commercially reasonable best efforts to obtain and deliver to Parent, at least three Business Days prior to the Acceptance Time, (a) customary payoff letters with respect to the Existing Credit Agreements and (b) other customary documents relating to the release of in full guarantees and liens under the Existing Credit Agreement and any related security documents. For the avoidance of doubt, any payoff amounts with respect to the Existing Credit Agreements shall be payable after the Acceptance Time.

Section 4.15 Company Warrants. Prior to the Acceptance Time, the Company shall use its commercially reasonable efforts to take all actions reasonably required to cancel all exercisable Company Warrants granted or to be granted pursuant to the Warrant Agreements immediately prior to the Acceptance Time and terminate the Warrant Agreements, in each case effective as at the Acceptance Time, in consideration for the payment of the Warrant Consideration by Parent in accordance with the terms of this Agreement.

Section 4.16 Resignation of Directors. The Company shall use its reasonable best efforts to obtain and deliver to Parent on or prior to the Acceptance Time the resignation of the Company’s directors as set forth in Section 1.4.

Section 4.17 Tax Matters.

(a) Except as otherwise provided in this Section 4.17, or as otherwise required by applicable Law, Parent shall not make, or cause to be made, any Tax election that has a retroactive effect to any taxable period (or portion thereof) of the Company or any of its Subsidiaries ending on or before the date including the Acceptance Time. Notwithstanding the foregoing, or anything to the contrary in this Agreement, Parent shall be permitted to make, or cause to be made, in its sole discretion any election under Section 338(g) of the Code with respect to the Company or any of its Subsidiaries.

(b) Promptly following the end of the taxable year of the Company or its Subsidiaries that includes the Acceptance Time, Parent shall make due inquiry with its U.S. Tax Advisors regarding the status of the Company as a PFIC and make such status available to the shareholders of the Company prior to the Acceptance Time (the “Pre-Closing Holders”). In the event the Company is a PFIC for its taxable year that includes the Acceptance Time, Parent shall use commercially reasonable efforts to make available to the Pre-Closing Holders any information reasonably required by such Pre-Closing Holders to file any Tax Returns relating to their ownership of the Company prior to the Acceptance Time, including a PFIC Annual Information Statement and any other information reasonably necessary to permit such Pre-Closing Holders to make or maintain a “Qualified Electing Fund” election under section 1295 of the Code with respect to the Company.

Section 4.18 Swiss Tax Rulings. The Parent shall prepare and file a request for the Swiss Tax Rulings. The Company and its counsel shall be given a reasonable opportunity to review and timely comment on the request for the Swiss Tax Rulings and any amendments thereto prior to filing of any request for any Swiss Tax Ruling with the competent Swiss Taxing Authorities and

Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel. The Company shall use reasonable best efforts to timely assist the Parent with the preparation of the request for the Swiss Tax Rulings, including by providing information as reasonably requested by the Parent or the applicable Swiss Taxing Authorities in connection with such rulings. In the event that a Swiss Taxing Authority refuses to issue a Swiss Tax Ruling, each of the Company and Parent shall consider in good faith any reasonable modifications to the structure of the transactions contemplated in this Agreement that will facilitate receipt of such rulings.

Section 4.19 Old Reserves Tax Ruling. The Company shall prepare and file a Tax ruling request with the Swiss Federal Tax Administration for the purpose of Swiss Withholding Tax confirming that the old reserves practice (Altreservenpraxis) of the Swiss Federal Tax Administration which, if applicable, could lead to Swiss Withholding Tax liabilities of the Company is not applicable in connection with the Transactions.

Section 4.20 Annual Company Shareholder Meeting. In the event that a shareholder or group of shareholders submits (i) a valid motion at the Annual Company Shareholder Meeting or (ii) any proposal not included in any invitation to or agenda for the Annual Company Shareholder Meeting distributed by the Company prior to the date hereof, the Company Board shall recommend the shareholders present or represented at the Annual Company Shareholder Meeting to vote against such motion.

ARTICLE V.

TERMINATION, AMENDMENT AND WAIVER

Section 5.1 Termination. This Agreement may be terminated at any time prior to the Acceptance Time:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if (A) the Acceptance Time shall not have occurred on or before the Outside Date; provided, however, that (x) at any time in the five (5) Business Days prior to the Outside Date, if as of such time any of the Offer Conditions set forth in paragraphs (b), (d)(i) or (d)(ii) of Exhibit A (with respect to paragraphs (d)(i) and (d)(ii), solely to the extent that such Restraint arises under the HSR Act or any Antitrust Law) to this Agreement are not satisfied, then Parent may (in its sole discretion) extend the Outside Date until December 31, 2023 upon written notice thereof to the Company (and such date will then be the Outside Date), and (y) at any time in the five (5) Business Days prior to the Outside Date as extended pursuant to clause (x), if as of such time any of the Offer Conditions set forth in paragraphs (b), (d)(i) or (d)(ii) of Exhibit A (with respect to paragraphs (d)(i) and (d)(ii), solely to the extent that such Restraint arises under the HSR Act or any Antitrust Law) to this Agreement are not satisfied and the Company shall have failed to comply with its obligations pursuant to the final sentence of Section 4.5(c), then Parent may (in its sole discretion) extend the Outside Date until February 15, 2024 upon written notice thereof to the Company (and such date will then be the Outside Date), or (B) the Offer shall have expired without extension pursuant to Section 1.1(b) or been terminated in accordance with its terms without Parent having purchased any Shares pursuant thereto; provided, that the right to terminate this Agreement pursuant to this Section 5.1(b)(i) shall not be available to any party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the primary cause of, or the primary factor that resulted in, the event specified in either of the foregoing clauses (A) or (B); or

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and non-appealable (collectively, a “Restraint”); provided, that the party seeking to terminate this Agreement pursuant to this Section 5.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action to the extent required under Section 4.5;

(c) by Parent, at any time prior to the Acceptance Time:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 4.3, as to which Section 5.1(c)(ii) will apply), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the scheduled Expiration Date (A) would result in the failure of an Offer Condition to be satisfied and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to the Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 5.1(c)(i) if Parent is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(ii) if (A) an Adverse Recommendation Change shall have occurred or (B) the Company shall have breached or failed to perform any of its obligations set forth in Section 4.3 in any material respect;

(d) by the Company, at any time prior to the Acceptance Time:

(i) if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the scheduled Expiration Date (A) would result in a Parent Material Adverse Effect and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Parent of such breach or failure; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 5.1(d)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

(ii) in order to accept a Superior Proposal in accordance with Section 4.3(d); provided, that the Company shall have (A) simultaneously with such termination entered into the associated Alternative Acquisition Agreement, (B) otherwise complied with all provisions of Section 4.3(d), including the notice provisions thereof, and (C) paid any amounts required to be paid by the Company pursuant to Section 5.3(b); or

The party desiring to terminate this Agreement pursuant to this Section 5.1 (other than pursuant to Section 5.1(a)) shall give written notice of such termination to the other party specifying the provision or provisions pursuant to which such termination is being effected and such termination shall be effective immediately upon the delivery of written notice in accordance with Section 6.2.

Section 5.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent or the Company, provided, that:

(a) the Confidentiality Agreement and the provisions of this Section 5.2, Section 5.3 (Fees and Expenses), Section 6.2 (Notices), Section 6.5 (Entire Agreement), Section 6.6 (No Third Party Beneficiaries), Section 6.7 (Governing Law), Section 6.8 (Submission to Jurisdiction), Section 6.9 (Assignment; Successors), Section 6.10 (Specific Performance), Section 6.12 (Severability), Section 6.13 (Waiver of Jury Trial) and Section 6.16 (No Presumption Against Drafting Party) shall survive the termination hereof;

(b) the Company and Parent may have liability as provided in Section 5.3; and

(c) no such termination shall relieve any party from any liability or damages arising out of a Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud, in which case the non-breaching party shall be entitled to all rights and remedies available at Law or in equity.

Section 5.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 5.3, all fees and expenses incurred in connection with this Agreement, the Offer and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Offer is consummated, and all filing fees payable pursuant to the HSR Act or any Foreign Antitrust Laws shall be borne solely by Parent.

(b) In the event that:

(i) (A) an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) is made directly to the Company’s shareholders or is otherwise publicly disclosed or otherwise communicated to senior management of the Company or the Company Board, (B) this Agreement is terminated by the Company or Parent pursuant to Section 5.1(b)(i) or by Parent pursuant to Section 5.1(c)(i), and (C) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Acquisition Proposal, or recommends or submits an Acquisition Proposal to its shareholders for adoption, or a transaction in respect of any Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “10%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”);

(ii) this Agreement is terminated by Parent pursuant to Section 5.1(c)(ii); or

(iii) this Agreement is terminated by the Company pursuant to Section 5.1(d)(ii);

then, in any such event, the Company shall pay to Parent a fee of $23,680,000 (the “Termination Fee”), it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion; provided, that the payment by the Company of the Termination Fee pursuant to this Section 5.3 shall not relieve the Company from any liability or damage resulting from a Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud.

(c) In the event that this Agreement is terminated by either the Company or Parent pursuant to Section 5.1(b)(i) and no Reverse Termination Fee is due pursuant to Section 5.3(e), the Company shall, as promptly as reasonably practicable (and in any event (i) not later than the next Business Day following such termination in the case of a termination by Parent and (ii) prior to or simultaneously with the termination in the case of a termination by the Company), pay to Parent, by wire transfer of immediately available funds, an amount equal to Reimbursable Expenses, with such amount not to exceed $18,000,000 in the aggregate.

(d) Payment of the Termination Fee shall be made by wire transfer of same-day funds to the accounts designated by Parent (i) on the earliest of the execution of a definitive agreement with respect to, submission to the shareholders of, or consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Termination Fee payable pursuant to Section 5.3(b)(i), (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by Parent pursuant to Section 5.1(c)(ii) or Section 5.1(b)(i), or (iii) simultaneously with, and as a condition to the effectiveness of, termination, in the case of a termination by the Company pursuant to Section 5.1(d)(ii) or Section 5.1(b)(i).

(e) In the event that: (A) this Agreement is terminated by Parent or the Company pursuant to Section 5.1(b)(i), and at such time all Offer Conditions have been met other than any of the Offer Conditions set forth in paragraphs (b), (d)(i) or (d)(ii) of Exhibit A (with respect to paragraphs (d)(i) and (d)(ii), solely to the extent that such order, injunction, decision, directive, decree, Law, or Action arises under, is in respect of or is pursuant to any Antitrust Laws) or (B) this Agreement is terminated by Parent or the Company pursuant to Section 5.1(b)(ii) and the judgment, order, injunction, rule, decree or action arises under, is in respect of or is pursuant to any Antitrust Laws, then, in either event, Parent will promptly pay or cause to be paid to the Company a reverse termination fee (the “Reverse Termination Fee”) of $59,200,000 in cash, but in no event later than two (2) Business Days after such termination in the event of a termination by the Company and concurrently with and as a condition to termination in the event of a termination by Parent. Parent will not be required to pay the Reverse Termination Fee pursuant to this (e) more than once.

(f) Each of the Company and Parent acknowledges that the agreements contained in this Section 5.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company and Parent would not enter into this Agreement. Accordingly, if Parent or the Company fails promptly to pay any amounts required to be paid pursuant to this Section 5.3, and, in order to obtain such payment, Parent or the Company, as applicable, commences a suit that results in a judgment against the Company or Parent for the amounts set forth in this Section 5.3 required to be paid by the Company, the Company shall pay to Parent, or Parent shall pay to the Company, its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 5.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 5.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Acceptance Time. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 5.5 Extension of Time; Waiver. At any time prior to the Acceptance Time, the parties hereto may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VI.

GENERAL PROVISIONS

Section 6.1 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Acceptance Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Acceptance Time.

Section 6.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) two Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (c) immediately upon delivery by hand, or (d) on the date of receipt, if delivered by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient or address as designated in a written notice to the other parties hereto in accordance with this Section 6.2):

(a) if to Parent, to:

Ironwood Pharmaceuticals, Inc.

100 Summer Street, Suite 2300

Boston, MA 02110

Attention: John Minardo, Chief Legal Officer

Email: [***]

            [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins, LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Charles K. Ruck

                 Daniel E. Rees

                 Andrew Clark

                 Ian Nussbaum

E-mail: Charles.Ruck@lw.com

            Daniel.Rees@lw.com

            Andrew.Clark@lw.com

            Ian.Nussbaum@lw.com

(b) if to Company, to:

VectivBio AG

Aeschenvorstadt 36

4051 Basel Switzerland

Attention: Scott Applebaum, Chief Legal Officer and Corporate Secretary

Email: [***]

with a copy (which shall not constitute notice) to:

Cooley (UK) LLP

22 Bishopsgate

London EC2N 4BQ, UK

Attention: Michal Berkner

                 Brandon Fenn

E-mail: mberkner@cooley.com

             bfenn@cooley.com

Section 6.3 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means an agreement with the Company that contains provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receive information of, or with respect to, the Company or its Affiliates to keep such information confidential; provided, however, that, in each case, the confidentiality and use provisions contained therein are no less favorable, and the other provisions contained therein are no less favorable in the aggregate, to the Company than the terms of the Confidentiality Agreement; provided, further, that an “Acceptable Confidentiality Agreement” shall not include any provision (i) granting any exclusive right to negotiate with such counterparty (ii) prohibiting the Company or its Affiliates from satisfying its or their obligations hereunder or (iii) requiring the Company or any of its Subsidiaries to pay or reimburse the counterparty’s fees, costs or expenses;

(b) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(c) “Annual Company Shareholder Approval” means the approval by the Annual Company Shareholder Meeting of all proposals submitted by the Company Board by invitation published in the Swiss Official Gazette of Commerce on May 10, 2023;

(d) “Annual Company Shareholder Meeting” means the annual general meeting of shareholders of the Company scheduled to be held on June 1, 2023;

(e) “Antitrust Laws” means the HSR Act, the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, and any other federal, state or foreign Law, regulation, or decree designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization or restraint of trade or significant impediment of effective competition;

(f) “Articles Amendment” means the amendment to the Company Articles in agreement between the parties as of the date hereof, (A) which shall remove (i) the second and third sentence of Article 5 para. 2, (ii) the second sentence of Article 5 para. 4, (iii) Article 5 paras. 5 and 6, and (iv) Article 12 para. 2 and (v) amend Article 12 para. 1, each of which limits a shareholder from exercising, directly or indirectly, voting rights with respect to Shares owned or represented thereby in excess of 18% of the share capital registered in the Commercial Register, or (B) which shall remove any other registration, voting or similar restrictions which would prevent the consummation of the Offer adopted by the Annual Company Shareholder Meeting against the recommendation of the Company Board, in each case subject to the occurrence of, and effective as of, the Acceptance Time;

(g) “Board Modification” means the election to the Board and the Compensation Committee of the Company Board by the Company shareholders of the individuals designated by Parent pursuant to Section 1.4, in each case subject to the occurrence of, and effective as of, the Acceptance Time;

(h) “Business Day” means any date other than a Saturday, Sunday or other day on which banking institutions in New York, Boston or the canton of Basel-Stadt, Switzerland are obligated by Law or executive order to be closed;

(i) “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. No. 116-136 (H.R. 748)), and any successor statute(s), together with any regulations, rulings, orders or guidance related thereto issued by any applicable Governmental Entity;

(j) “Collaboration Partners” means any of the Company’s or any of its Subsidiaries’ licensees or licensors or any third party with which the Company or any of its Subsidiaries has entered into a Contract that relates to the research, development, supply, manufacturing, testing, distribution, import, export or commercialization of any Product;

(k) “Company Equity Award” means each Company Stock Option, each award of Company Restricted Shares and each Company RSU Award;

(l) “Company ESPP” means the Company’s 2021 Employee Share Purchase Program;

(m) “Company Insurance Policies” means all insurance policies, self-insurance programs and arrangements and fidelity bonds maintained by the Company or any of its Subsidiaries;

(n) “Company Intellectual Property” means all Intellectual Property owned (whether wholly or jointly with others), licensed to or used or held for use by, the Company or any of its Subsidiaries, including all Owned Company Intellectual Property, all Non-Owned Company Intellectual Property and all Company Registered IP;

(o) “Company Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether or not such plan is subject to ERISA), each bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy, agreement or arrangement, and each employment, consulting, severance, change in control, retention, termination, pension, retirement, disability benefit, health, welfare, vacation, life insurance, fringe benefit, supplemental benefit plan, program, policy, agreement, scheme or arrangement, in each case, sponsored, maintained, contributed to or required to be contributed to by the Company or any Subsidiary for the benefit of any Participant, or with respect to which the Company or any Subsidiary has any direct or indirect liability, excluding any “multiemployer plan” (within the meaning of Section 4001(a) of ERISA) and further excluding any statutory plan, program or arrangement that is required under applicable law, other than the laws of the United States, and maintained by any Governmental Entity;

(p) “Company Registered IP” means (i) issued Patents and pending Patent applications, (ii) Trademark registrations and applications, (iii) domain name registrations and applications (both gTLDs and ccTLDs), and (iv) Copyright registrations and applications that, in each case, are either owned (wholly or jointly with others) by, or exclusively licensed to, the Company or any of its Subsidiaries;

(q) “Company Restricted Share Purchase Agreements” means the Restricted Share Purchase Agreements entered into between the Company and Service Providers, pursuant to which the Service Provider purchased restricted Shares;

(r) “Company Shareholder Approval” means the affirmative vote of at least two thirds of all Shares represented at the Company Shareholder Meeting to adopt and approve the Articles Amendment and, subject to the occurrence of the Acceptance Time and satisfaction of the applicable requirements under Nasdaq Rules, the Delisting, and the affirmative vote of a majority of the Shares represented at the Company Shareholder Meeting to resolve on the Board Modification;

(s) “Company Shareholder Meeting” means the extraordinary general meeting of shareholders of the Company to which the Company Board will submit its proposals for the Company Shareholder Approval;

(t) “Company Stock Plan” means each of the Company’s 2021 Equity Incentive Plan, 2020 Equity Incentive Plan and the 2019 Equity Incentive Plan;

(u) “Company Warrants” means the warrants to purchase Company Shares pursuant to the Warrant Agreements;

(v) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(w) “Copyrights” means all copyrights (including all copyrights in any packaging, package inserts, website content, social media content, marketing or promotional materials, labeling information or other text provided to consumers), mask works, and similar rights, whether registered or unregistered, and all rights in any copyrightable works, in each case, throughout the world, all registrations and applications for any of the foregoing and all extensions, restorations and renewals thereof, and all rights and priorities afforded under any Law with respect to any of the foregoing in any jurisdiction;

(x) “COVID-19” means SARS-CoV-2 or COVID-19, and any variants or evolutions thereof or related or associated epidemics, pandemic or disease outbreaks;

(y) “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester or any other Law, order, directive, guideline or recommendation by any Governmental Entity or public health agency in connection with or in response to COVID-19, including, but not limited to, the CARES Act and all guidelines and requirements of OSHA and the Centers for Disease Control and Prevention, such as social distancing, cleaning, and other similar or related measures;

(z) “Delisting” means the delisting of the Shares from Nasdaq;

(aa) “Deregistration” means the deregistration of the Shares under the Exchange Act;

(bb) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder;

(cc) “ERISA Affiliate” means any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company or any of its Subsidiaries, or that is, or was at the relevant time, a member of the same “controlled group” as the Company or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA;

(dd) “Existing Credit Agreements” means that certain Term Loan Agreement, dated March 26, 2022, by and among the Company, Kreos UK and the other parties thereto and that certain Convertible Loan Agreement, dated March 26, 2022, by and among the Company, Kreos UK and the other parties thereto, in each case, as amended pursuant to that certain Amendment Deed, dated as of October 12, 2022, by and among the Company, Kreos UK and the other parties thereto;

(ee) “FDA” means the United States Food and Drug Administration, or any successor thereto;

(ff) “FDCA” means the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.), as amended, and the rules and regulations promulgated thereunder;

(gg) “Federal Health Care Program” has the meaning set forth in 42 U.S.C. 1320a-7b(f);

(hh) “Good Clinical Practices” means the applicable requirements for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, protection of human subjects, financial disclosure by clinical investigators, and Review Boards, including as promulgated by the FDA at 21 C.F.R. Parts 50, 54, 56 and 312 and other applicable regulations promulgated under the FDCA, as well as the International Conference on Harmonization Guideline E6(R2) Good Clinical Practice, or any comparable applicable Laws outside the United States;

(ii) “Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies codified in 21 C.F.R. Part 58 or any comparable applicable Laws outside the United States;

(jj) “Good Manufacturing Practices” means the current good manufacturing practices for drugs, finished pharmaceutical products and biological products contained in (a) 21 C.F.R. Parts 210, 211, 601, and 610, (b) 21 U.S.C. § 351, or (c) any other requirements of an applicable Governmental Entity in each jurisdiction where any of the Company, its Subsidiaries and a third party acting on the Company or any of its Subsidiaries’ behalf, is undertaking or has undertaken a clinical trial or manufacturing activities as of or prior to the Acceptance Time, as in effect at the time of manufacture;

(kk) “Healthcare Laws” means (i) all federal and state fraud and abuse Laws, including, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes, (ii) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and any other Law pertaining to or governing a governmental health care program, and the regulations promulgated thereunder, (iii) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. §1395w-101 et seq.) and the regulations promulgated thereunder, (iv) the so-called federal “Sunshine Law” or Open Payments (42 U.S.C. § 1320a-7h) and state or local Laws regulating or requiring reporting of interactions between pharmaceutical manufacturers and members of the healthcare industry and regulations promulgated thereunder, (v) the FDCA, the PHSA and all comparable statutes, rules or regulations of applicable governmental authorities applicable to the ownership, testing, research, development, manufacture, quality, safety, accreditation, packaging, storage, use, distribution, labeling, promotion, sale, offer for sale, import, export or disposal of pharmaceutical products, and (vi) any comparable applicable Laws outside the United States;

(ll) “IND” means an investigational new drug application submitted to the FDA pursuant to 21 C.F.R. Part 312, and any amendments thereto;

(mm) “Indebtedness” means, as of any time, without duplication and with respect to any Person, shall mean (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company, (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company or its Subsidiaries, (c) any obligations in respect of letters of credit and bankers’ acceptances, (d) any guaranty of any such obligations described in clauses (a) through (c) of any Person other than the Company or its Subsidiaries or (e) all obligations of the type referred to in clauses (a) though (d) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Liens on any property or asset of such Person (whether or not such obligation is assumed by such Person) (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the Ordinary Course of Business);

(nn) “Intellectual Property” means all intellectual property and proprietary rights of any kind or nature, whether protected, created or arising under any Law, including the following: (i) Patents, (ii) Trademarks, (iii) Copyrights, (iv) Know-How, (v) all rights in designs, databases, data, collections of data, and compilations of data, (vi) domain names (both gTLDs and ccTLDs), social media tags, handles, and other identifiers, and all accounts therefor, (vii) all rights to sue for past, present, and future infringements, misappropriations, or other violations of any of the foregoing, (viii) all rights to secure or recover the proceeds of the foregoing, including licenses, royalties, income, payments, claims, and damages and (ix) all other rights similar or pertaining to any of the foregoing in any country worldwide;

(oo) “IP Contracts” means all Contracts (i) under which the Company or any of its Subsidiaries grants any license or sublicense, or other right to any Person with respect to Company Intellectual Property (other than non-disclosure agreements and Contracts granting a non-exclusive right to use Company Intellectual Property which is non-incidental to and not material to the performance under the applicable Contract), (ii) under which the Company or any of its Subsidiaries receives any license or other right from any person with respect to any Intellectual Property (other than (1) non-disclosure agreements, (2) employee invention assignment agreements and similar agreements with independent contractors entered into in the Ordinary Course of Business who have not developed or contributed to the development of material Company Intellectual Property, and (3) Off-the-Shelf Software, or (iii) that contains a covenant not to sue, right of first refusal, right of first negotiation, right of first offer, option, co-existence agreement, settlement agreement, or other right, title or interest in or to (including any right to enforce, defend, or control the prosecution of)) any Intellectual Property;

(pp) “Know-How” means all trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), know-how, and similar proprietary rights in confidential information of any kind, inventions (whether patentable or not and whether or not reduced to practice), discoveries, analytic models, improvements, compounds, processes, techniques, assays, chemical and biological materials, devices, methods, patterns, formulations, and specifications;

(qq) “knowledge” of any party means the actual knowledge of any executive officer of such party or other officer having primary responsibility for the relevant matter, after due inquiry and reasonable investigation;

(rr) “Kreos” means Kreos Capital VI (Expert Fund) LP;

(ss) “Kreos UK” means Kreos Capital VI (UK) Limited;

(tt) “Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (B) materially impairs the ability of the Company to consummate, or prevents or materially delays, the Offer or any of the other transactions contemplated by this Agreement or would reasonably be likely to do so; provided, however, that in the case of clause (A) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, or the economy or the financial or securities markets, in the United States or Switzerland, (2) the outbreak or escalation of war or acts of terrorism, (3) any acts of god, force majeure events, plagues, pandemics (including COVID-19) or any escalation or worsening or subsequent waves thereof, epidemics, hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, or other natural disaster, (4) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or similar Laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to any pandemic (including COVID-19), (5) any failure, in and of itself, by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof (but not, in each case, the underlying cause thereof, unless such cause is otherwise excepted from this definition of Material Adverse Effect), (6) any change in and of itself in the market price or trading volume of the Shares (but not, in each case, the underlying cause thereof, unless such cause is otherwise excepted from this definition of Material Adverse Effect), (7) relating to any action or omission taken by the Company at the written request of Parent, or (8) changes in Law or IFRS first proposed after the date hereof; provided, that, (i) with respect to clauses (1), (2), (3) and (4), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, and (ii) the facts or occurrences giving rise to or contributing to such change or condition that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect;

(uu) “Non-Owned Company Intellectual Property” means all Company Intellectual Property that is licensed from a third Person or otherwise used or held for use in the business of the Company or any of its Subsidiaries that is not Owned Company Intellectual Property;

(vv) “Off-the-Shelf Software” means software, other than open source software, obtained from a third party (i) on general commercial terms and that continues to be widely available on such commercial terms, (ii) that is not distributed with or incorporated in any product or services of the Company, Parent or any of their Subsidiaries, as applicable, (iii) that is used for business infrastructure or other internal purposes and (iv) was licensed for fixed payments of less than $250,000 in the aggregate or annual payments of less than $250,000 per year;

(ww) “Owned Company Intellectual Property” means all Company Intellectual Property owned or purported to be owned, whether wholly or jointly with others, by the Company or any of its Subsidiaries;

(xx) “Ordinary Course of Business” means, with respect to any Person, the ordinary course of business consistent with the applicable Person’s past custom and practice;

(yy) “Participant” means any current or former director, officer, employee, individual independent contractor or individual consultant of the Company or any of its Subsidiaries;

(zz) “Patents” means all national, regional and international statutory invention registrations, issued patents, and patent applications of any kind, including all applications and filings made pursuant to the Patent Cooperation Treaty (PCTs), provisional applications, non-provisional applications, converted provisional applications, requests for continued examination, continuation applications, continuation-in-part applications, divisional applications, substitutions, additions, reexaminations, reissue applications, supplemental examinations, oppositions, inter partes review, post-grant review, transitional program for covered business method patent review, interference proceedings, derivation proceedings, all rights in respect of design patents, utility models, certificates of invention, and any similar rights, including so-called pipeline protection, patent term extension, and supplemental protection certificates, all patent rights in inventions disclosed in each such registration, patent or patent application, and all rights and priorities afforded under any Law with respect to any of the foregoing in any jurisdiction, including all earlier-filed applications from which benefit or priority rights are derived, and all extensions, restorations, and renewals of any of the foregoing;

(aaa) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(bbb) “Personal Information” means any information or data, in any form, that is capable, directly or indirectly, of being associated with, related to or linked to, or used to identify, describe, contact or locate, a natural Person, device or household, including name, address, telephone number, email address, billing information, driver’s license number, other government-issued identifier, vehicle identification number, online identifier, device identifier, IP address, browsing history, search history or other website, application or online activity or usage data, location data, or biometric data, and/or is considered “personal data”, “personally identifiable information” or “personal information” or any functional equivalent of these terms relevant under any Privacy Laws;

(ccc) “PFIC” means a passive foreign investment company as defined in Section 1297(a) of the Code.

(ddd) “PFIC Annual Information Statement” means a PFIC Annual Information Statement as described in Treasury Regulation Section 1.1295-1(g)(1).

(eee) “PHSA” means the Public Health Service Act (42 U.S.C. § 201 et seq.), as amended, and the rules and regulations promulgated thereunder;

(fff) “Privacy Laws” means any applicable Law, rules, guidance, standards and guidelines from Governmental Entities, in each case as amended, consolidated, re-enacted or replaced from time to time, relating to privacy, data security, data protection, electronic mail, telephone and text message communication, data breach notification, Processing and security of payment card information, cookies, trackers and collection, Processing of Personal Information, including the European General Data Protection Regulation of April 27, 2016 (Regulation (EU) 2016/679) or any implementing or equivalent national applicable Laws, the UK Data Protection Act 2018 (“DPA”) and the UK General Data Protection Regulation as defined by the DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 (together with the DPA, the “UK GDPR”), the Privacy and Electronic Communications Directive 2002/58/EC and national implementing Laws, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), as well as U.S. federal and state applicable Laws, including the Health Insurance Portability and Accountability Act of 1996 (18 U.S.C. §§669, 1035, 1347 and 1518; 42 U.S.C. §1320d et seq.), the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Children’s Online Privacy Protection Act, the California Consumer Privacy Act of 2018, the California Privacy Rights Act, and the New York SHIELD Act;

(ggg) “Process”, “Processed” or “Processing” means any operation or set of operations which is performed on Personal Information, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such Personal Information, and/or is considered “processing” by any applicable Laws and/or Privacy Requirements;

(hhh) “Products” means (i) Apraglutide, (ii) any other product that the Company or any of its Subsidiaries has developed, tested, manufactured, distributed, marketed or sold, or is developing, testing, manufacturing, distributing, marketing, or selling and (iii) any other products currently under preclinical or clinical development by the Company or any of its Subsidiaries;

(iii) “Reimbursable Expenses” means all documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors, investment bankers and other advisors) incurred by Parent or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, financing and performance of this Agreement and all other matters contemplated hereby;

(jjj) “Review Board” means all institutional review boards, privacy boards, data safety monitoring boards or ethics committees responsible for review, oversight, or approval of any clinical trial involving a Product in any jurisdiction;

(kkk) “Service Provider” means, at any relevant time, any director, officer, employee (whether temporary, part-time or full-time), individual consultant or individual independent contractor of the Company or any of its Subsidiaries;

(lll) “Software” means computer programs and applications (whether in source code, object or executable code form), including firmware, software compilations, software implementations of algorithms, software tool sets, compilers, software implementations of application programming interfaces, software implementations of databases and software development tools;

(mmm) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect at least 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

(nnn) “Swiss Code of Obligations” means the Swiss Code of Obligations as of March 30, 1911, as amended (SR 220);

(ooo) “Swiss Merger Act” means the Swiss Federal Act on Merger, Demerger, Transformation and Transfer of Assets of October 3, 2003 (SR 221.301);

(ppp) “Swiss Tax Rulings” means (i) the Tax ruling to be filed with the Cantonal Tax Administration of Basel-Stadt in connection with the Merger confirming that the Merger has no Swiss corporate income tax consequences for the Company and Merger Sub, and confirming certain Swiss corporate income tax consequences for the Merger Sub such as the continued use of any tax-relevant losses carried forward and the continuation of any holding periods of participations for the purpose of the application of the participation exemption, (ii) the Tax ruling to be filed with the Swiss Federal Tax Administration in connection with the Offer and the Merger confirming that neither the Merger, including, for the avoidance of doubt, the payment of the Offer Price to the remaining Company shareholders, nor the Offer has Swiss Withholding Tax, Swiss issuance stamp Tax or Swiss securities transfer stamp Tax consequences, and (iii) a filing regarding the treaty eligibility of the Parent under Article 10 paragraph 2(a) of the Double Taxation Agreement Switzerland-USA;

(qqq) “Swiss Withholding Tax” means Taxes imposed under the Swiss Federal Tax Act on the Withholding Tax of 13 October 1965 together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time;

(rrr) “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof;

(sss) “Swiss Stamp Duties Act” means the Swiss Federal Act on Stamp Duties of June 27, 197, as amended (SR 641.10);

(ttt) “Taxes” means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies, in each case, in the nature of a tax (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto;

(uuu) “Trademarks” means all trademarks, trade names, trade dress, service marks, logos, trade styles, certification marks, collective marks, designs, product configuration rights, industrial designs, and other identifiers of source, origin, or quality, and all other general intangibles of a like nature, whether registered or unregistered, all registrations and applications for any of the foregoing and all renewals thereof, all rights and priorities afforded under any Law with respect to any of the foregoing in any jurisdiction and all goodwill associated with any of the foregoing;

(vvv) “U.S. Tax Advisors” means one of Deloitte, Ernst & Young (EY), KPMG, or PricewaterhouseCoopers (PwC).

(www) “Warrant Agreements” means that certain Warrant Agreement, dated as of March 26, 2022, by and between the Company and Kreos and that certain Second Warrant Agreement, dated as of October 12, 2022, by and between the Company and Kreos; and

(xxx) “Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by the breaching party with the knowledge that the taking of such act or failure to take such action would reasonably be likely to constitute a material breach of this Agreement.

Section 6.4 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this

Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. The Company shall be deemed to have disclosed or made available materials or documents referenced in this Agreement if the same has been made available to Parent by posting such materials in the “data room” established in connection herewith by 11:59 p.m. ET on the date that is two Business Days before the date of the execution and delivery of this Agreement.

Section 6.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement and the Support Agreements constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof; provided that for avoidance of doubt, the Confidentiality Agreement shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Acceptance Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT OR ANY OF ITS REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 6.6 No Third-Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except for Section 4.9 (which shall be for the benefit of the current or former directors and officers of the Company as of the Acceptance Time).

(b) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 6.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware (other than those provisions set forth herein that are required to be governed by the Laws of Switzerland), without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

Section 6.8 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal or state court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 6.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Parent may (a) assign, in its sole discretion, any or all of its or its controlled Affiliates’ rights, interests and obligations under this Agreement to (i) any of its Affiliates at any time, provided that no such assignment shall relieve Parent of its obligations hereunder, or (ii) after the Acceptance Time, to any Person, and (b) designate one or more of its controlled Affiliates to perform its or its controlled Affiliates’ respective obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 6.10 Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 5.1, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal or state court located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief. Any party’s pursuit of any injunction or specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a party in the case of a breach of this Agreement involving a Willful Breach or fraud.

Section 6.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, and all references to “CHF” in this Agreement are to the lawful currency of Switzerland.

Section 6.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 6.13 Waiver of Jury Trial. EACH OF PARENT AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 6.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 6.15 .pdf Signature.

This Agreement may be executed by .pdf signature and a .pdf signature shall constitute an original for all purposes.

Section 6.16 No Presumption Against Drafting Party. Each of Parent and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IRONWOOD PHARMACEUTICALS, INC.

By:	/s/ Tom McCourt
Name: Tom McCourt
Title: Chief Executive Officer

VECTIVBIO HOLDING AG

By:	/s/ Luca Santarelli
Name: Luca Santarelli
Title: Chief Executive Officer

By:	/s/ Claudia D’Augusta
Name: Claudia D’Augusta
Title: Chief Financial Officer

SIGNATURE PAGE TO TRANSACTION AGREEMENT

Exhibit A

CONDITIONS TO THE OFFER

Notwithstanding any other term of the Offer or the Agreement (as defined below), Parent shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Parent’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered and not validly withdrawn pursuant to the Offer and, subject to the terms of the Agreement, may delay or extend the acceptance for payment of or payment for Shares or may terminate or amend the Offer, if:

(a) prior to the Expiration Date, there shall not have been validly tendered (not counting as validly tendered any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) and not withdrawn a number of Shares that, together with the Shares, if any, then owned by Parent or any of its Subsidiaries, would represent at least one Share more than 80% of the number of Shares issued and outstanding at the Expiration Date (excluding any Shares held by the Company or any of its Subsidiaries) (the “Minimum Condition”);

(b) prior to the Expiration Date, (i) the applicable waiting period (and any extension thereof) under the HSR Act in respect of the transactions contemplated by this Agreement shall not have expired or been terminated and (ii) any other waivers, approvals and waiting periods under the Antitrust Laws specified in Section 4.5(b) of the Company Disclosure Letter with respect to the Transactions shall not have been obtained, terminated or expired (collectively, the “Antitrust Condition”);

(c) prior to the Expiration Date, the Company shareholders have not effected the Articles Amendment or the Board Modification;

(d) any of the following conditions shall exist or shall have occurred and be continuing at the Expiration Date:

(i) any order, injunction, decision, directive or decree shall have been issued (and still be in effect) by any Governmental Entity of competent jurisdiction preventing the consummation of the Offer, or any Law shall have been enacted or deemed applicable to the Offer (and still be in effect) by any Governmental Entity that prohibits or makes illegal the consummation of the Offer;

(ii) there shall be instituted and pending litigation by any Governmental Entity seeking any Non-Required Remedy;

(iii) since the date of the Agreement, there shall have occurred a Material Adverse Effect;

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(iv) the Company shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under the Agreement,

(v) (A) any representation or warranty of the Company contained in Section 2.9 shall fail to be true and correct in all respects, as of the date of the Agreement and as of the Acceptance Time with the same force and effect as if made on and as of such date; (B) the representations and warranties set forth in the first and second sentences of Section 2.2(a) and the first sentence of Section 2.2(b) shall not be true and correct in all but de minimis respects, as of the date of the Agreement and as of the Acceptance Time, as though made as of the Acceptance Time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time); (C) any of the representations and warranties set forth in Section 2.1, Section 2.2 (other than the first and second sentences of Section 2.2(a) and the first sentence of Section 2.2(b)), Section 2.4, Section 2.20, and Section 2.24 shall not be true and correct in all material respects (disregarding any “materiality,” “Company Material Adverse Effect” or other similar qualifications set forth in all such representations or warranties) as of the date of the Agreement and as of the Acceptance Time as though made as of the Acceptance Time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time); and (D) any of the representations and warranties of the Company set forth in this Agreement (other than the representations set forth in clauses (A)-(C) above) disregarding any “materiality,” “Company Material Adverse Effect” or other similar qualifications set forth in all such representations or warranties, shall not be true and correct in all respects as of the date of the Agreement and as of the Acceptance Time as though made as of the Acceptance Time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time), except in the case of this clause (D), where the failure of such representations and warranties not to be true and correct (disregarding any “materiality,” “Company Material Adverse Effect” or other similar qualifications set forth in all such representations or warranties) have not had and would not reasonably be expected have, individually or in the aggregate, a Company Material Adverse Effect;

(vi) the Company shall not have delivered to Parent a certificate, signed on behalf of the Company by its chief executive officer or chief financial officer, certifying that the conditions set forth in clauses (d)(iii), (d)(iv) and (d)(v) have been satisfied; or

(e) the Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and may be asserted by Parent regardless of the circumstances giving rise to such condition, in whole or in part at any applicable time or from time to time in their sole discretion. The foregoing conditions shall be in addition to, and not a limitation of, the right of Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Agreement. All conditions (except for the Minimum Condition) may be waived by Parent in its sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC. The failure of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Capitalized terms used in this Exhibit A and not otherwise defined shall have the respective meanings assigned thereto in the Agreement to which this Exhibit A is attached.

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Exhibit B

FORM OF SUPPORT AGREEMENT

FORM OF TENDER AND SUPPORT AGREEMENT

This TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated as of May 21, 2023, is entered into by and among Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and each of the Persons set forth on Schedule A hereto (each, a “Stockholder” and together with Parent, the “Parties” and each, a “Party”). All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Transaction Agreement (as defined below).

WHEREAS, as of the close of business on May 17, 2023, each Stockholder (a) is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of Shares (including Company Restricted Shares) set forth opposite such Stockholder’s name on Schedule A (all such Shares, together with any New Shares (as defined below) such Stockholder acquires record or beneficial ownership on or after the date hereof until this Agreement shall have been validly terminated in accordance with Section 5.2, whether by purchase, upon exercise, vesting, settlement or conversion of any securities or otherwise, the “Subject Shares”), and (b) holds the number of shares of Company Stock Options and Company RSU Awards covering, in each case, the number of Shares set forth opposite such Stockholder’s name on Schedule A;

WHEREAS, Parent and VectivBio Holding AG, a corporation limited by shares organized under the laws of Switzerland (the “Company”), have entered into a Transaction Agreement, dated as of May 21, 2023 (as it may be amended from time to time, the “Transaction Agreement”), which provides, among other things, for Parent to commence a cash tender offer (the “Offer”) to purchase all of the outstanding Shares of the Company (subject to the Minimum Condition) and, following the completion of the Offer and provided that at such time Parent directly or indirectly has acquired or controls at least 90% of the then outstanding Shares (excluding Shares held by the Company or any of its Subsidiaries), for the Company and Ironwood Pharmaceuticals GmbH, a limited liability company organized under the laws of Switzerland and a Subsidiary of Parent, to consummate a statutory squeeze-out merger pursuant to which the Company will be merged with Merger Sub and Merger Sub will continue as the surviving entity (the “Merger”), each upon the terms and subject to the conditions set forth in the Transaction Agreement;

WHEREAS, the Company Board has unanimously approved the execution, delivery and performance by the Company of the Transaction Agreement and the consummation of the transactions contemplated thereby, including the Offer; and

WHEREAS, as a condition and inducement to Parent’s willingness to enter into the Transaction Agreement, each Stockholder, severally and not jointly, and on such Stockholder’s own account with respect to such Stockholder’s Subject Shares, has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

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ARTICLE I

AGREEMENT TO TENDER AND VOTE

1.1 Agreement to Tender. Subject to the terms of this Agreement, each Stockholder agrees to validly tender or cause to be tendered in the Offer all of such Stockholder’s Subject Shares (for clarity, other than Company Stock Options and Company RSU Awards, in each case, that are outstanding and unexercised or unsettled (as applicable) immediately prior to the Expiration Date) pursuant to and in accordance with the terms of the Offer, free and clear of all Liens except for Permitted Liens (as defined below). Without limiting the generality of the foregoing, as promptly as practicable after, but in no event later than (1) the later of fifteen (15) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer or the date of delivery of the letter of transmittal with respect to the Offer or, with respect to shares held in “street name”, the date of delivery of materials from the applicable nominee or broker providing executable instructions regarding tendering into the Offer (but in any event prior to the Expiration Date) or (2) in respect of New Shares, no later than the earlier of (i) five (5) Business Days of the Stockholder acquiring such New Shares and (ii) the Expiration Date, each Stockholder shall deliver or cause to be delivered (whether by providing instruction to such Stockholder’s broker or such other Person that is the holder of record of any Subject Shares beneficially owned by such Stockholder, or otherwise) pursuant to the terms of the Offer (a) a letter of transmittal with respect to all of such Stockholder’s Subject Shares complying with the terms of the Offer, (b) an “agent’s message” (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of Subject Shares that are represented by book-entry, and (c) all other documents or instruments, to the extent applicable, required to be delivered by other shareholders of the Company pursuant to the terms of the Offer in order to effect the valid tender of the Subject Shares (it being understood that this sentence shall not apply to Company Stock Options or Company RSU Awards, in each case, that are outstanding and unexercised or unsettled (as applicable) immediately prior to the Expiration Date). Each Stockholder agrees that, once any of such Stockholder’s Subject Shares are tendered, such Stockholder will not withdraw or cause to be withdrawn any such Subject Shares from the Offer, unless and until this Agreement shall have been validly terminated in accordance with Section 5.2. For clarity, no Stockholder shall be required to exercise (or be prohibited from exercising) any unexercised Company Stock Options held by such Stockholder in order to comply with any provision of this Agreement, but any New Shares that are issued during the term of this Agreement in connection with the exercise of any Company Stock Option or settlement of any Company RSU Award shall immediately upon such issuance become subject to those provisions of this Agreement that are not otherwise applicable to unexercised Company Stock Options or unsettled Company RSU Awards.

1.2 Agreement to Vote. Subject to the terms of this Agreement, each Stockholder hereby irrevocably and unconditionally agrees that, from and after the date hereof and until this Agreement is validly terminated in accordance with Section 5.2, at any meeting of the shareholders of the Company (including the Company Shareholder Meeting), however called, including any postponement thereof, and in connection with any action proposed to be taken by written consent of the shareholders of the Company, such Stockholder shall, in each case to the fullest extent that such Stockholder’s Subject Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Subject Shares to be counted as represented thereat for purposes of determining a quorum; and (b) be present or represented (in person or by proxy) and vote (or cause

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to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Subject Shares (i) for the approval and adoption of the Articles Amendment, the Board Modification, and, subject to the occurrence of the Acceptance Time and satisfaction of the applicable requirements under the Exchange Act and Nasdaq Rules, the Delisting, (ii) against any proposal or motion not recommended by the Company Board that would be inconsistent with condition (c) set forth in Exhibit A of the Transaction Agreement; and (iii) against any change in the Company Board (other than re-elections proposed to the Annual Company Shareholder Meeting and the Board Modification). Until the Subject Shares are accepted for payment in the Offer, each Stockholder shall retain at all times the right to vote the Subject Shares in such Stockholder’s sole discretion on any matters other than those set forth in this Section 1.2 that are at any time or from time to time presented for consideration to the shareholders of the Company generally. Except as set forth in this Section 1.2, nothing in this Agreement shall limit the right of any Stockholder to vote in favor of, against or abstain with respect to any matter presented to the shareholders of the Company.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder represents and warrants, on its own account with respect to such Stockholder’s Subject Shares, to Parent as to such Stockholder on a several and not joint basis, that:

2.1 Authorization; Binding Agreement. Such Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform such Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. If such Stockholder is married, and any of the Subject Shares of such Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, a spousal consent substantially in the form attached as Exhibit A hereto has been duly executed and delivered by such Stockholder’s spouse and, assuming the due authorization, execution and delivery hereof by Parent, is enforceable against such Stockholder’s spouse in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

2.2 Non-Contravention. Neither the execution and delivery of this Agreement by such Stockholder nor the consummation of the transactions contemplated hereby nor compliance by such Stockholder with any provisions herein will (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of such Stockholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or the securities Laws of any state or other jurisdiction and the rules and regulations promulgated thereunder, (b) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to

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any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract or other legally binding instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of its assets may be bound, (c) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien (other than Permitted Liens) on any assets (including Subject Shares) of such Stockholder (other than one created by Parent), or (d) violate any Laws applicable to such Stockholder or by which any of its assets (including Subject Shares) are bound, except as would not, in the case of each of clauses (b), (c) and (d), reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair such Stockholder’s ability to timely perform its obligations under this Agreement. Other than the filings and reports pursuant to and in compliance with the Exchange Act, no filings, notifications, approvals or other consents are required to be obtained by such Stockholder from, or to be given by such Stockholder to, or be made by such Stockholder with, any Governmental Entity in connection with the execution, delivery and performance by such Stockholder of this Agreement.

2.3 Ownership of Subject Shares; Total Shares. As of the date hereof, such Stockholder is and (except with respect to any Subject Shares Transferred in accordance with Section 4.1 or accepted for payment pursuant to the Offer) at all times during the term of this Agreement prior to its valid termination will be, the sole record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all such Stockholder’s Subject Shares (together with, in the case of a Stockholder that is married, such Stockholder’s spouse to the extent that the Subject Shares and Company Stock Options constitute community property under applicable Laws) and has good and marketable title to all such Subject Shares free and clear of any Lien, except for (i) any such Lien that may be imposed pursuant to this Agreement, (ii) repurchase option of the Company and any other transfer restrictions under the applicable Company Restricted Share Purchase Agreement, and (iii) transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities Laws (collectively, “Permitted Liens”). The Subject Shares listed on Schedule A opposite such Stockholder’s name constitute all of the Shares owned (both beneficially and of record) by such Stockholder as of the date hereof. Without limiting the foregoing, as of the date hereof, other than the Subject Shares, Company Stock Options and Company RSU Awards listed on Schedule A opposite such Stockholder’s name, such Stockholder does not own beneficially or of record, and does not have any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing), any Shares (or any securities convertible into or exercisable or exchangeable or redeemable for Shares), or any interest therein.

2.4 Voting Power. Such Stockholder has full voting power with respect to all such Stockholder’s Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all such Stockholder’s Subject Shares. None of such Stockholder’s Subject Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder. Such Stockholder has not entered into any Contract that is inconsistent with, or would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder.

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2.5 Reliance. Such Stockholder (a) has been represented by or has had the opportunity to be represented by, independent counsel of its own choosing, and has had the full right and opportunity to consult with its attorney and avail itself of this opportunity, (b) has, or as applicable, its authorized officers have, carefully read and fully understand this Agreement and the Transaction Agreement and, as applicable, have had the opportunity to have the Agreement and the Transaction Agreement fully explained by counsel of its choosing, and are fully aware of the contents thereof and its meaning, intent and legal effect, and (c) is, or as applicable, its authorized officers (as the case may be) are, competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence. Such Stockholder understands and acknowledges that Parent is entering into the Transaction Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

2.6 Absence of Litigation. With respect to such Stockholder, as of the date hereof, there is no action, suit or proceeding pending against, or, to the actual knowledge of such Stockholder, threatened in writing against such Stockholder or any of such Stockholder’s assets (including the Subject Shares) before or by any Governmental Entity that would reasonably be expected to prevent or materially delay or impair the consummation by such Stockholder of the transactions contemplated by this Agreement or otherwise materially impair such Stockholder’s ability to perform its obligations hereunder.

2.7 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission from the Company in connection with the transactions contemplated hereby based upon arrangements made by such Stockholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Stockholders that:

3.1 Organization and Qualification. Parent is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where the failure does not, and would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair Parent’s ability to timely perform its obligations under this Agreement.

3.2 Authority for this Agreement. Parent has the corporate power and authority, and has taken all corporate action necessary, to execute and deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent has been duly and validly authorized by all necessary entity action on the part of Parent, and no other entity proceedings on the part of Parent are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent, and assuming due authorization, execution and delivery by the Stockholder, this Agreement constitutes the legal, valid and binding obligation of Parent and is enforceable against Parent in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

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3.3 Non-Contravention. None of the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder or the consummation by Parent of the transactions contemplated hereby will (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of such Stockholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or the securities Laws of any state or other jurisdiction and the rules and regulations promulgated thereunder, (b) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract or other legally binding instrument or obligation to which Parent is a party or by which Parent or any of its assets may be bound, (c) violate any Law or order applicable to Parent or (d) violate any constituent or organizational documents of Parent, except as would not, in the case of each of clauses (b), (c) and (d), reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair Parent’s ability to perform its obligations under this Agreement. Other than the filings and reports pursuant to and in compliance with the Exchange Act, no filings, notifications, approvals or other consents are required to be obtained by Parent from, or to be given by Parent to, or be made by Parent with, any Governmental Entity in connection with the execution, delivery and performance by Parent of this Agreement.

3.4 Absence of Litigation. As of the date hereof, there is no action, suit or proceeding pending against, or, to the actual knowledge of Parent, threatened in writing against Parent before or by any Governmental Entity that would reasonably be expected to prevent or materially delay or impair the consummation by Parent of the transactions contemplated by this Agreement or otherwise materially impair the ability of Parent to perform its obligations hereunder.

ARTICLE IV

ADDITIONAL COVENANTS OF THE STOCKHOLDERS

Each Stockholder hereby covenants and agrees that until the valid termination of this Agreement in accordance with Section 5.2:

4.1 No Transfer; No Inconsistent Arrangements. Except as provided hereunder or under the Transaction Agreement, from and after the date hereof and until this Agreement is validly terminated in accordance with Section 5.2, such Stockholder shall not, directly or indirectly, without the prior written consent of Parent, (a) create or permit to exist any Lien, other than Permitted Liens, on any of such Stockholder’s Subject Shares, Company Stock Options or Company RSU Awards, (b) transfer, sell, assign, gift, hedge, lend, pledge or otherwise dispose of (including by sale or merger, by tendering into any tender or exchange offer, by testamentary disposition, by liquidation or dissolution, by dividend or distribution, by operation of Law or

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otherwise), either voluntarily or involuntarily, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Stockholder’s Subject Shares, Company Stock Options or Company RSU Awards, or any right or interest therein (or consent to any of the foregoing), (c) enter into any Contract with respect to any Transfer of such Stockholder’s Subject Shares, Company Stock Options or Company RSU Awards, or any interest therein, (d) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any such Stockholder’s Subject Shares, Company Stock Options or Company RSU Awards (other than in connection with the exercise of voting rights at a general meeting of shareholders of the Company, provided such exercise does not result in a breach of Section 1.2), (e) deposit or permit the deposit of any of such Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Stockholder’s Subject Shares, (f) enter into any Contract that would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or otherwise make any representation or warranty of such Stockholder herein untrue or incorrect as though made on the date of such Contract or (g) approve or consent to any of the forgoing. Any action taken in violation of the foregoing sentence shall be null and void ab initio and such Stockholder agrees that any such prohibited action may and should be enjoined. If any involuntary Transfer of any of such Stockholder’s Subject Shares, Company Stock Options or Company RSU Awards shall occur (including, but not limited to, a sale by such Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares, Company Stock Options or Company RSU Awards, as applicable, subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement in accordance with Section 5.2. Notwithstanding the foregoing, (x) such Stockholder may make Transfers of its Subject Shares, Company Stock Options or Company RSU Awards as Parent may agree in writing, such agreement not to be unreasonably withheld, conditioned or delayed, subject to the terms and conditions contained in the applicable Company Stock Plan, Company Restricted Share Purchase Agreement and/or award agreement evidencing such Company Stock Options or Company RSU Awards (collectively, a “Company Plan”) and (y) such Stockholder may Transfer Subject Shares, Company Stock Options or Company RSU Awards (and any Shares underlying such Company Stock Options or Company RSU Awards) (i) to a trust for the sole benefit of such Stockholder or any member of such Stockholder’s immediate family, (ii) by will or under the Laws of intestacy upon the death of such Stockholder, (iii) for estate planning purposes, (iv) by effecting a “net exercise” or “net settlement” of a Company Stock Option or Company RSU Award in which the Company holds back Shares otherwise issuable (but not in the sale of already owned Shares) either to pay the exercise price upon the exercise of a Company Stock Option or to satisfy the Stockholder’s tax withholding obligation upon the exercise, vesting and/or settlement of a Company Stock Option, Company RSU Award or Company Restricted Share, in each case as permitted pursuant to the terms of any Company Plan, (v) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser or general partner of the Stockholder, or an entity under common control or management with the Stockholder (in each case, directly or indirectly), or (vi) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents; provided, that the transferee of the Transfer referred to

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in clauses (x) or (y)(i)-(vi) shall have, prior to any such Transfer, executed and delivered to Parent a counterpart to this Agreement pursuant to which such transferee shall be bound by all of the terms and provisions of this Agreement and agree and acknowledge that such Person shall constitute a “Stockholder” for all purposes of this Agreement. Nothing herein will restrict the ability of Stockholder to exercise any Company Stock Options.

4.2 No Exercise of Appraisal Rights. Such Stockholder irrevocably and unconditionally waives and agrees not to exercise, assert or perfect, or attempt to exercise, assert or perfect any appraisal rights or dissenters’ rights in respect of such Stockholder’s Subject Shares that may arise in connection with the Offer and/or the transactions contemplated by the Transaction Agreement.

4.3 Documentation and Information. Such Stockholder shall not make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of Parent, except as may be required by applicable Law. Such Stockholder consents to and hereby authorizes Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent reasonably determines to be necessary in connection with the Offer and any transactions contemplated by the Transaction Agreement, such Stockholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of such Stockholder’s commitments and obligations under this Agreement, and such Stockholder acknowledges that Parent may (provided that the Stockholder shall have a reasonable opportunity to review, comment and approve that portion of any disclosure that identifies the Stockholder by name prior to any such filing, such approval not to be unreasonably withheld, conditioned or delayed), file this Agreement or a form hereof with the SEC or any other Governmental Entity. Such Stockholder agrees to promptly give Parent any information reasonably necessary for the preparation of any such disclosure documents, and such Stockholder agrees to promptly notify Parent of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Notwithstanding the foregoing, Parent hereby consents to and authorizes the publication and disclosure by Stockholder (including in a Schedule 13D or any other publicly filed documents related the Offer or any other transactions contemplated by the Transaction Agreement) of the nature of Stockholder’s commitments, arrangements and understandings under this Agreement, and any other information that Stockholder reasonably determines to be necessary in any SEC disclosure document in connection with the Offer or any of the other transactions contemplated by the Transaction Agreement or this Agreement.

4.4 New Shares; Adjustments. Any shares or other equity securities of the Company that are issued to, or that a Stockholder acquires record or beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, after the date of this Agreement and prior to the valid termination of this Agreement, whether pursuant to purchase, grant, exercise, vesting, settlement, exchange or conversion of, or other transaction involving any and all options, rights or other securities (“New Shares”), including pursuant to the grant, exercise, settlement and/or vesting (as applicable) of Company Stock Options and/or Company RSU Awards, shall be subject to the terms and conditions of this Agreement applicable to Subject Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the share capital of the Company affecting the Subject Shares, the terms of this Agreement shall apply to the resulting securities and the term “Subject Shares” shall be deemed to refer to and include such securities.

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4.5 Waiver of Certain Actions. Each Stockholder hereby agrees not to commence or participate in, assist or knowingly encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any action, suit or proceeding, derivative or otherwise, against Parent, the Company or any of their respective successors or their Affiliates and each of their successors and assigns and their respective directors and officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Transaction Agreement (including any claim seeking to enjoin or delay the Acceptance Time), except to enforce the terms thereof or (b) alleging a breach of any duty of the Company Board in connection with the Transaction Agreement, this Agreement or the transactions contemplated thereby or hereby.

4.6 No Solicitation. Except as otherwise permitted pursuant to the Transaction Agreement, each Stockholder agrees that it shall not, and shall cause its Representatives not to, directly or indirectly, take any action that would violate Section 4.3 of the Transaction Agreement if such action were taken by the Company or any of its Representatives, or that would otherwise cause the Company, its Subsidiaries or any of their respective Representatives to violate Section 4.3 of the Transaction Agreement. Each Stockholder shall, and cause its Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) two Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one Business Day after being sent for next Business Day delivery, fees prepared, via reputable nationwide overnight courier service, (c) immediately upon delivery by hand, (d) on the date of receipt, if delivered by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or (e) if sent by email transmission after 5:00 p.m. recipient’s local time, the Business Day following the date of transmission thereof (provided that no bounceback or similar “undeliverable” message is received by such sender). All notices hereunder shall be delivered as follows: (x) if to Parent, in accordance with the provisions of the Transaction Agreement and (y) if to a Stockholder, to such Stockholder’s address or email address set forth on Schedule A, or to such other address or email address as such Party may hereafter specify in writing for the purpose by notice to each other Party.

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5.2 Termination. This Agreement shall terminate automatically with respect to a Stockholder, without any notice or other action by any Person, upon the first to occur of (a) the termination of the Transaction Agreement in accordance with its terms, (b) the Acceptance Time, (c) any amendment to the Transaction Agreement or the Offer is effected, in each case without Stockholder’s written consent, that decreases the amount, or changes the form, of consideration payable to all shareholders of the Company pursuant to the terms of the Transaction Agreement or (d) the mutual written consent of Parent and such Stockholder. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 5.2 shall relieve any Party from liability for any breach of this Agreement prior to termination hereof and (y) the provisions of this Article V shall survive any valid termination of this Agreement in accordance with Section 5.2.

5.3 Amendments and Waivers. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment.

5.4 Expenses. All fees and expenses incurred in connection with this Agreement shall be paid by the Party incurring such expenses, whether or not the Offer is consummated.

5.5 Assignability. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any of its Affiliates at any time, provided that no such assignment shall relieve Parent of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

5.6 Entire Agreement; Counterparts; .pdf Signature. This Agreement, together with Schedule A, and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter hereof and thereof. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party. This Agreement may be executed by .pdf signature and a .pdf signature shall constitute an original for all purposes.

5.7 Enforcement of the Agreement. The Parties agree that irreparable damage would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 5.2, the Parties acknowledge and agree that each Party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal or state court located in the State of Delaware, this being in addition to any other remedy to which such Party is entitled at Law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a

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remedy at Law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief. Any Party’s pursuit of any injunction or specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a Party in the case of a breach of this Agreement involving a Willful Breach or fraud.

5.8 Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any Party or its Affiliates against any other Party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal or state court located in the State of Delaware. Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.9 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

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5.10 Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

5.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

5.12 Interpretation. When a reference is made in this Agreement to a Section, Article or Schedule such reference shall be to a Section, Article or Schedule of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. Any capitalized terms used in any Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, and all references to “CHF” in this Agreement are to the lawful currency of Switzerland.

5.13 Further Assurances. Upon the reasonable request of Parent, each Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable, to perform its obligations under this Agreement.

5.14 Capacity as Stockholder. Each Stockholder signs this Agreement solely in such Stockholder’s capacity as a shareholder of the Company, and not, if applicable, in such Stockholder’s capacity as a director or officer of the Company. Nothing herein shall in any way restrict a Stockholder that is director or officer of the Company in the taking of any actions (or failure to act) in his or her capacity as a director or officer of the Company if such action (or failure to act) would be inconsistent with the exercise of his or her fiduciary duties as a director or officer of the Company or as a trustee or fiduciary of any employee benefit plan or trust.

5.15 No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Transaction Agreement is executed by all Parties thereto and (ii) this Agreement is executed by the Parties.

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5.16 Stockholder Obligation Several and Not Joint. The obligations of each Stockholder hereunder shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder. Further, Parent agrees that no Stockholder will be liable for claims, losses, damages, liabilities or other obligations of, or incurred by, the Company resulting from the Company’s breach of the Transaction Agreement except to the extent that breach of such Stockholder’s obligations hereunder was also involved in such breach by the Company.

5.17 No Ownership Interest. Except as otherwise provided herein, nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholder, and Parent shall not have any authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise provided herein.

5.18 No Recourse. Parent agrees that no Stockholder will be liable for any claims, losses, damages, liabilities or other obligations resulting from any breach of the Transaction Agreement by the Company or any breach hereof by any other Stockholder.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date set forth in the introductory clause.

IRONWOOD PHARMACEUTICALS, INC.

By:

Name:
Title:

[Signature Page to Tender and Support Agreement]

STOCKHOLDER

[___]

By:

Name:
Title:

[Signature Page to Tender and Support Agreement]

Schedule A

Name and Address of Stockholder	Number of Shares (including Company Restricted Shares)	Number of Company Stock Options	Number of Company RSU Awards
[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]

[Schedule A to Tender and Support Agreement]

EXHIBIT A

FORM OF SPOUSAL CONSENT

The undersigned represents that the undersigned is the spouse of [•] (the “Stockholder”), that the undersigned has read and understands the contents and terms of the Tender and Support Agreement (the “Agreement”), entered into as of May 21, 2023, by and among Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and the undersigned’s spouse (the “Stockholder”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Agreement. The undersigned hereby agrees that the interest of Stockholder in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement and by any amendment, modification, waiver or termination signed by Stockholder. The undersigned further agrees that the undersigned’s community property interest in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement, and that such Agreement shall be binding on the executors, administrators, heirs and assigns of the undersigned. The undersigned further authorizes Stockholder to amend, modify or terminate such Agreement, or waive any rights thereunder, and that each such amendment, modification, waiver or termination signed by Stockholder shall be binding on the community property interest of undersigned in all property which is the subject of such Agreement and on the executors, administrators, heirs and assigns of the undersigned, each as fully as if the undersigned had signed such amendment, modification, waiver or termination.

Dated: [ • ], 2023	SPOUSE: [_____________]

Signature:_________________________ Print name: [•]

[Signature Page to Spousal Consent]